
08045540

J. ALEXANDER'S®
CORPORATION

table of contents

company profile

J. Alexander's Corporation operates 30 J. Alexander's restaurants located in Alabama, Colorado, Florida, Georgia, Illinois, Kansas, Kentucky, Louisiana, Michigan, Ohio, Tennessee and Texas.

J. Alexander's is an upscale, contemporary American restaurant known for its wood-fired cuisine. Our menu features a wide selection of American classics, including steaks, prime rib of beef and fresh seafood, as well as a large assortment of interesting salads, sandwiches and desserts. We also have a full-service bar that features an outstanding selection of wines by the glass and bottle.

J. ALEXANDER'S CORPORATION HISTORICAL RESULTS

(Dollars in 000's)	Fiscal Years					
	2003	2004	2005	2006	2007	2007 vs. 2006 +/- %
Net sales	$107,059	$122,918	$126,617	$137,658	$141,268	2.6%
Restaurant operating expenses	93,751	107,985	111,044	120,360	123,878	2.9%
Restaurant operating income	13,308	14,933	15,573	17,298	17,390	.5%
General and administrative expenses	8,220	8,568	9,081	9,641	9,625	-.2%
Operating income before pre-opening expense and involuntary conversion gain ("running the business profit")	5,088	6,365	6,492	7,657	7,765	1.4%
Pre-opening expense	897	—	411	—	939	—
Involuntary property conversion gain	—	117	—	—	—	—
Operating income	4,191	6,482	6,081	7,657	6,826	-10.9%
Total other expense (principally interest)	2,033	2,104	1,656	1,472	1,132	-23.1%
Income before income taxes	2,158	4,378	4,425	6,185	5,694	-7.9%
Income tax provision (benefit)	(1,122)	(444)	865	1,468	1,140	-22.3%
Net income	$ 3,280	$ 4,822	$ 3,560	$ 4,717	$ 4,554	-3.5%

Note: Fiscal year 2004 includes 53 weeks of operations compared to 52 weeks for all other years presented. Captions in bold above represent non-GAAP financial measures.



Some people are naturally in tune with guests and how to go beyond just fulfilling their needs. At J. Alexander's, our professionals combine sound, proven principles of quality service with creative approaches to exceed guests' expectations. J. Alexander's Corporation has raised the bar in its commitment to guest service every year since the first J. Alexander's restaurant was opened in 1991.

dear fellow shareholders:

Our net income in 2007 was $4,554,000 compared to $4,717,000 in the previous year, a decline of 3.5%. If our year had ended in mid-September, we would have had a pretty good year. However, from about September 20th on, the year got progressively uglier. Our fourth quarter performance was so bad that we missed virtually all of our business plan objectives for the entire year. Our plan miss was significant and most of it was fourth quarter related.

Every year I look for a word or a sentence that best describes my views about the year on which I am reporting. The word for 2007 is "yuk."

I suppose we did have a few bright spots (low wattage) in 2007. We managed a 1.6% increase in same store sales for the year and held general and administrative expenses to under the 2006 level - unfortunately, due mostly to elimination of bonuses for our corporate staff. Net income would have been slightly higher in 2007 than 2006 except for our $939,000 of pre-opening expense incurred in 2007 for our two new restaurants, which should be good for longer term results but had a negative impact on current profits. However, all of this is overshadowed when we look at our "running the business profit" performance, which our long-term shareholders know we consider to be our most important internal yardstick. "Running the business profit" is a non-GAAP financial measure composed of our operating income before pre-opening expense and any involuntary property conversion gains. It is included in the table at left, along with "restaurant operating income", another non-GAAP measure which excludes general and administrative expenses, pre-opening expense, interest expense, investment income and all other items not directly related to the "under roof" performance of our restaurants. We generally target an improvement of about 15% in "running the business profit" each year, and in 2007 we achieved an increase of only 1.4%.

We operate 30 restaurants, and we view them as 30 separate businesses. We started the year with 28 restaurants, 21 of which posted declines in restaurant level profitability in the fourth quarter. Never before have we had 75 percent of our businesses post performance declines. Many of those whose performances declined in 2007 are among the best operated restaurants in our company. *You should be very suspicious about what I say next.* We believe most of our problems are related to the serious economic issues affecting many aspects of our national economy. Inflation, credit crunch, mortgage crisis and price at the gas pump are cutting into consumers' disposable income and psyches, even those of upscale consumers. Many letters to shareholders of retail





< erika erickson

An integral part of J. Alexander's identity in Livonia, Michigan, Erika Erickson makes the first and last impression on guests as a hosti at the restaurant. "Pleasing each guest individually is a responsibility our entire restaurant team takes seriously. For me, that means making sure people feel warmly welcomed on their arrival and are graciously thanked for dining with us on their departure from the restaurant."

companies will sound this theme: Last year was not a good year; this year may not be any better, and it's all the economy's fault. Even if true, this is a great big rock to hide behind. Later in this letter I will share in more detail some considerations that are specific to our business. First, I want to comment on several non-specific factors currently affecting us.

Inflation in our view is already clearly a problem, which hurts both us and our guests. Our input costs have escalated significantly. We can try to pass them along, or we can absorb them and accept lower margins. Neither option will produce a happy result. Not only have our input costs increased, they have also increased significantly for consumers, especially at the grocery store and gas pump. Those increases are reducing discretionary spending (while we are doing everything we can to make the experiences of our guests addictive, we have not yet attained that goal.) Crude oil is now above $100 a barrel on a fairly consistent basis, and gas may be close to $4.00 a gallon by mid-summer. These will feed the inflation monster in myriad ways.

I began my business career as a cost accountant with an original equipment supplier in the automotive industry. Richard Nixon was President, and Arthur Burns was Chairman of the Federal Reserve Board. The central economic issue was how to manage the trade-off between inflation and a hike in unemployment, to bring down inflation without significantly slowing the economy and raising unemployment. It was sort of a political game. Unemployment had risen to an alarming 5 percent and the annualized inflation rate (as measured by the "old" index, including food and gas prices) had also risen to 5 percent. The brilliant solution to this combination was wage and price controls, which were supposed to last about 90 days, but continued for nearly 1000 and proved to be a total debacle. Since that time I have lived through a few recessions, but I have not seen today's level of real inflation since the post wage-and-price-controls era, when inflation drove the misery index (determined by adding the unemployment rate to the inflation rate) to its all-time high in June 1980. We do not measure inflation the same way today, but it feels pretty miserable. Inflation, and the impact it is having on the consumer, is one of the reasons for the decline in retail sales in the U.S. retail economy.

The casual dining industry is relatively new. By today's definition, most would probably say that Steak and Ale, which began in 1966, was the first casual dining group. Chili's Grill and Bar, one of the brand icons in casual dining, was established in 1975 but really did not start to expand until Norman Brinker acquired the group in 1983. The industry's major growth occurred in the 80's.







< jeanne burgess

Reared in Capetown, South Africa, where she acquired a taste for fine food at an early age, Jeanne Burgess is now a server at J. Alexander's in Boca Raton, Florida. "The cuisine reminds me of the flavors I enjoyed so much in restaurants as a young adult. That's because J. Alexander's cooks much of its food over a hardwood grill just as the finest restaurants did where I grew up. I also enjoy going to work each day because I have the opportunity to see and serve not only our 'regulars,' but new guests, too."

Our company started evaluating the casual dining industry in 1990, focusing on the "upscale segment," when there were very few upscale brands in the marketplace. We define upscale today as restaurants with check averages, including alcoholic beverages, in excess of $20. There still are relatively few groups in this category. Virtually all started in the 1990's or obtained critical mass in that decade. The exception is the Hillstone Restaurant Group, which owns Houston's Restaurants and was the first true upscale casual dining group. This segment of the industry is still heavily populated by numerous privately held restaurant groups, so data is very difficult to obtain.

We have not experienced a serious economic downturn since most of the upscale casual dining groups reached critical mass. This is certainly true for J. Alexander's. There have been numerous theories about the effect of a recession (or whatever one chooses to call our current economic situation) on upscale casual dining restaurants. We now know that virtually every upscale retail business and upscale casual dining restaurant have been negatively affected by the current economic environment. No business appears to be exempt, certainly not ours.

We build restaurants in markets where we can target consumers with household incomes in excess of $75,000. That represents approximately 32 percent of the U.S. population, or about 36 million households. Thus, we target the upper third of the disposable income in the United States; this group tends to have a high frequency of use for our restaurants. Additionally, we have a broader market reach, and have found that many people below that income level use J. Alexander's as a special occasion restaurant, lunch experience or an occasional dining-out treat. It is clear to us that many households in both categories are currently feeling significant pressure to cut back on spending.

In the fourth quarter of 2007 we experienced a sharp decline in volume in both the earliest and latest portions of the dining hours. Our early diners tend to be older consumers with lower disposable incomes, and our late night guests tend to be younger consumers with lower disposable incomes. Households in the bottom third of the U.S. demographics appear to be under severe pressure to reduce spending. These guests are not our heaviest users, but they do dine with us occasionally. We have not observed much decline in our special occasion usage. However, we may be observing some decline in frequency of visit even by our higher income guests (I am excluding our Ohio market from this discussion and will address it later in this letter.)

Our traffic was down prior to the fourth quarter, but price increases had more than made up for the decline. Starting about three





◂ john nicosia

A pubkeep and server trainer at the Clybourn restaurant in Chicago, John Nicosia is a strong believer in "servers helping servers," a concept J. Alexander's puts into practice at every restaurant. "We truly have a teamwork philosophy that our guests have come to expect. Another part of my job that I enjoy is describing daily features to our guests. It gives me the pleasure of accomplishment when my descriptions have an impact and influence guests when ordering an entrée."

years ago we have been fine tuning many of the upscale components of our concept. You may recall that we went to à la carte menu pricing and also upgraded our beef program to the Certified Angus Beef® (CAB) brand. This was a major format change and in effect resulted in a significant price increase. We realized this would have some negative impact on traffic but were willing to struggle through that. In fact, we did experience the anticipated traffic loss, but our check averages increased far more than our price increases. In other words, our core guests spent much more, which more than offset our traffic loss.

However, starting late in the third quarter of 2007, all of this changed. Our traffic loss began to exceed our gains in check average, and for the first time in our history we experienced significant declines in same store sales. Making matters worse, our input costs increased significantly (more on this later); but because of our large losses in guest counts, we decided not to pass along much of that cost increase, which penalized our margins about 100 basis points during the fourth quarter.

In difficult economic times it is extremely important to do everything feasible to maintain, and not do anything to damage, the equity we have built in our concept over the last fifteen years. We believe the best way is to make sure, every day, that we take the best possible care of our guests. Over time this will increase frequency. When the conditions impeding consumer spending improve, we believe our other guests will return to us and increase their frequency. In this Annual Report, we feature several members of our Service Team. I hope you will develop a feel for the commitment our front line employees have to provide outstanding professional service to each of our guests. Consumers are increasingly discerning about where to spend their resources, and in difficult economic times they become even more selective.

The best way to maintain guest loyalty is to re-earn it at every opportunity. We also focus on hospitality leadership and want our guests to understand that we appreciate their spending of their discretionary dollars with us. We believe the combination of high quality food, professional service, and great hospitality will allow us to generate positive sales momentum. I think you will enjoy reading the employees' views on service and hospitality at J. Alexander's.

Historically, I have been very pleased with how we managed our beef program. Beef prices sometimes fluctuate significantly on a week-to-week basis, due to a host of variables, such as product demand, herd adjustments and plant capacity. The highest prices for beef are usually during the Christmas season and around other holidays when consumers tend to purchase more beef. They are generally at their lowest after





◂ shannon hall

As service operations manager for J. Alexander's Corporation, one of Shannon Hall's primary responsibilities is staff training for new restaurants. "I like it when guests coming to a newly opened restaurant think the service is so good that we've been operating for several months. I bring my own set of high standards to work each day. I appreciate the fact that our leadership values every person's voice and is always willing to listen to recommendations that benefit our guests."

the Valentine's holiday through spring. Consumer demand for beef in some years increases in the summer when more beef is purchased for cookouts, and restaurant demand usually drops in the summer. In most years, we see the highest market price for beef from around Thanksgiving through the middle of February. We observe spikes in the market during the year, but nothing significant.

We have previously noted that our business is somewhat seasonal, with the fourth and first quarters being those where we sell the most steaks, prime ribs and other beef products. Of course, we always want to ensure availability of high quality beef in our restaurants. When we were smaller, our beef purchases were "at the market", but several years ago we elected to negotiate fixed pricing contracts for our beef. Until last year, most of those contracts proved beneficial when compared to the market, occasionally very beneficial. Last year, however, we blew it. We were very concerned about the availability of quality beef and entered into a fixed pricing agreement for CAB beef that was based on the market forecast that looked to be high, but reasonable. The demand for beef in restaurants dropped significantly and prices for beef dropped, so that we were contracted above the market price. To make a long story short, we paid about $420,000 more for beef last year than we would have had we not opted for a fixed price contract.

As I write this in mid-March 2008, the beef market is lower than this time last year, but the cost of a fixed price beef contract carries a high premium, in our judgment too high. In any event, we have opted to go "at the market" this year and forego any fixed price contract. We read the tea leaves about the economy on a weekly basis. If we conclude the market is going to change radically (up or down), we will have the option to write a fixed price contract. At the moment, we think it is prudent to take the market risk. We hope we are right.

I mentioned earlier that I would comment separately on our Ohio restaurants. We have five and three of them have performed very poorly over the last two to three years. These three are either in locations or markets that do not meet our current demographic criteria, but the current unhappy state of Ohio's economy has certainly been a factor. Unfortunately, Ohio has also been raising the cost of doing business there. Workers' compensation insurance is much more expensive in Ohio than in our other states, including Michigan. Also, Ohio, like some other states, increased the minimum cash wage required to be paid to tipped employees in 2007 and again in 2008, even though tipped employees may already earn much more than the federal or state minimum wage, as most of ours do. We would have to charge higher



A pubkeep and corporate trainer at the J. Alexander's restaurant in Troy, Michigan, Terra Hoffman was born into a restaurant family. Her father and two uncles operated a catering hall for more than three decades. "As a pubkeep, I'm part of a team that offers the same high quality service from behind the bar as our guests receive at tableside. As a corporate trainer, I work with a group that has trained servers, cooks and pubkeeps while opening J. Alexander's restaurants in five separate markets."

prices in Ohio than in Atlanta or Houston to maintain the same margins – and that is just not going to happen. (Indeed, at least four of our Ohio restaurants cannot support even our standard pricing structure.) In some Ohio locations we have reduced prices on some items and have reformatted our menus to add lower priced items. We are hopeful these actions will help us restore sales momentum. However, we will never achieve the sales volume in our small Ohio markets that we have in metropolitan Detroit or south Florida. We do believe we can rebuild sales in these restaurants to an acceptable level.

In last year's Annual Report I told you that we planned to open only one restaurant in 2007. Shortly after the ink dried on my letter, we acquired an existing restaurant site for conversion in the metropolitan Atlanta area. It opened in 2007, along with our originally planned location in Palm Beach Gardens, Florida. This year we plan to open three restaurants, including The Rialto in Orlando, Florida on Sand Lake Road; St. Johns Town Center in Jacksonville, Florida; and The Borgata in Scottsdale, Arizona.

We are always cautious about development, even more so in these current times of economic uncertainty. We have a good, predictable deal flow on sites. As mentioned in last year's report, we believe we can maintain an approximate 10% physical expansion rate. For 2009, however, we will not be concerned if we open only one or two restaurants. In 2010, we will probably open two or three.

We will enter 2009 with five new restaurants having been opened in the previous eighteen months, all in excellent upscale markets. The current slow down in consumer spending will not last forever. As the economy improves, we intend to be positioned for solid earnings growth, not only in our existing restaurant base, but especially in these five new locations.

Our stock is currently trading at a discount to book value (as determined by generally accepted accounting principles) and is down substantially from its price level a year ago. Depressed stock prices tend not to make CEO's happy, and I am no exception. The subject of stock buybacks usually comes up – and should – when stock prices are depressed and the long term business view is still positive. Our Board has discussed stock buybacks and will continue to do so. Our only objection at the present time is that all our surplus capital is committed to our restaurant development program. If we had surplus funds, I expect that our Board would seriously consider a stock buyback; but to do so now would require that we use borrowed money. Every day there is a new story about the imprudent use of financial leverage by (supposedly) very sophisticated hedge funds or investment banking



rahsaan stone [front cover]

Currently Coach In Charge Of Service at the original J. Alexander's restaurant on White Bridge Road in Nashville, Tennessee, Rahsaan Stone has had a passion for delivering exceptional guest service for nearly seven years. "My focus is on the entire front of the house with a goal to exceed our high standards and to lead our team to the next level of service. At J. Alexander's, hospitality comes from the heart. In motivating servers, I ask for one favor. Be better today than you were yesterday."

institutions (such as the recently deceased Bear Stearns). We do not intend to add our name to that list.

We expect 2008 to be a difficult year. We believe same store sales will be down two-to-three percent in the first quarter, and our earnings will be significantly below those in the first quarter of last year. Restaurants utilize a high degree of operating leverage or fixed cost in the business, which is why same store sales growth is so important. Relatively small increases in same store sales, combined with efficient management, can produce impressive earnings improvements. However, the opposite is true when same store sales decline. Our only true variable costs are food and beverage costs. We need our full complement of coaches, servers, and support team members to provide the level of outstanding professional service required to keep guests coming back. While we will always strive to be as efficient as possible, we believe that cutting back on our service hours, kitchen hours or restaurant management will in the long run damage our business. In any event, our first quarter results will not be pleasant.

We expect a positive impact during the second quarter from changing our beef program from our fixed price contract to our "at the market" program. However, forecasting same store sales for this year is a daunting task. We simply do not have much confidence in our ability to make an accurate forecast. Our best guess at this time is that same store sales will be down to flat for the rest of the year because of the current economic environment. Robust sales growth cannot occur until the conditions that have caused the major cutback in consumer spending improve. In the interim, we will provide our guests outstanding service and hospitality and continually re-earn their loyalty. We are extremely appreciative of the efforts of our management team and our outstanding culinary and service professionals who are committed to giving our guests the best experience in upscale casual dining.

We are committed to improving performance in spite of economic overhang. We are not happy with current results. We promise to work hard to improve sales and profitability in each one of our restaurants and to increase value for our shareholders. As always, we thank our shareholders for their loyal support.

Sincerely,

Lonnie J. Stout II
Chairman, President and Chief Executive Officer
March 18, 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

overview

J. Alexander's Corporation (the "Company") operates upscale casual dining restaurants. At December 30, 2007, the Company operated 30 J. Alexander's restaurants in 12 states. The Company's net sales are derived primarily from the sale of food and alcoholic beverages in its restaurants.

The Company's strategy is for J. Alexander's restaurants to compete in the restaurant industry by providing guests with outstanding professional service, high-quality food, and an attractive environment with an upscale, high-energy ambiance. Quality is emphasized throughout J. Alexander's operations and substantially all menu items are prepared on the restaurant premises using fresh, high-quality ingredients. The Company's goal is for each J. Alexander's restaurant to be perceived by guests in its market as a market leader in each of the categories above. J. Alexander's restaurants offer a contemporary American menu designed to appeal to a wide range of consumer tastes. The Company believes, however, that its restaurants are most popular with more discriminating guests with higher discretionary incomes. J. Alexander's typically does not advertise in the media and relies on each restaurant to increase sales by building its reputation as an outstanding dining establishment. The Company has generally been successful in achieving sales increases in its restaurants over time using this strategy. Currently, however, the Company is experiencing decreases in same store sales as is further discussed under Net Sales.

The restaurant industry is highly competitive and is often affected by changes in consumer tastes and discretionary spending patterns; changes in general economic conditions; public safety conditions or concerns; demographic trends; weather conditions; the cost of food products, labor and energy; and governmental regulations. Because of these factors, the Company's management believes it is of critical importance to the Company's success to effectively execute the Company's operating strategy and to constantly evolve and refine the critical conceptual elements of J. Alexander's restaurants in order to distinguish them from other casual dining competitors and maintain the Company's competitive position.

The restaurant industry is also characterized by high capital investment for new restaurants and relatively high fixed or semi-variable restaurant operating expenses. Because a significant portion of restaurant operating expenses are fixed or semi-variable in nature, changes in sales in existing restaurants are generally expected to significantly affect restaurant profitability because many restaurant costs and expenses are not expected to change at the same rate as sales. Restaurant profitability can also be negatively affected by inflationary increases in operating costs and other factors. Management believes that excellence in restaurant operations, and particularly providing exceptional guest service, will increase net sales in the Company's restaurants over time and will support menu pricing levels which allow the Company to achieve reasonable operating margins while absorbing the higher costs of providing high-quality dining experiences and operating cost increases.

Changes in sales for existing restaurants are generally measured in the restaurant industry by computing the change in same store sales, which represents the change in sales for the same group of restaurants from the same period in the prior year. Same store sales changes can be the result of changes in guest counts, which the Company estimates based on a count of entrée items sold, and changes in the average check per guest. The average check per guest can be affected by menu price changes and the mix of menu items sold. Management regularly analyzes guest count, average check and product mix trends for each restaurant in order to improve menu pricing and product offering strategies. Management believes it is important to maintain or increase guest counts and average guest checks over time in order to improve the Company's profitability.

Other key indicators which can be used to evaluate and understand the Company's restaurant operations include cost of sales, restaurant labor and related costs and other operating expenses, with a focus on these expenses as a percentage of net sales. Since the Company uses primarily fresh ingredients for food preparation, the cost of food commodities can vary significantly from time to time due to a number of factors. The Company generally expects to increase menu prices in order to offset the increase in the cost of food products as well as increases which the Company experiences in labor and related costs and other operating expenses, but attempts to balance these increases with the goals of providing reasonable value to the Company's guests and maintaining same store sales growth. Management believes that restaurant operating margin, which represents net sales less total restaurant operating expenses expressed as a percentage of net sales, is an important indicator of the Company's success in managing its restaurant operations because it is affected by the level of sales achieved, menu pricing strategy, and the management and control of restaurant operating expenses in relation to net sales.

The number of restaurants opened or under development in a particular year can have a significant impact on the Company's operating results because pre-opening costs for new restaurants are significant and most new restaurants incur operating losses during their early months of operation.

Because large capital investments are required for J. Alexander's restaurants and because a significant portion of labor costs and other operating expenses are fixed or semi-variable in nature, management believes the sales required for a J. Alexander's restaurant to break even are relatively high compared to many other casual dining concepts and that it is necessary for the Company to achieve relatively high sales volumes in its restaurants in order to achieve desired financial returns. The Company's criteria for new restaurant development target locations with high population densities and high household incomes which management believes provide the best prospects for achieving attractive financial returns on the Company's investments in new restaurants. The Company opened new restaurants in Atlanta, Georgia and Palm Beach Gardens, Florida in the fourth quarter of 2007 and expects to open three new restaurants in 2008.

The following table sets forth, for the fiscal years indicated, (i) the items in the Company's Consolidated Statements of Income expressed as a percentage of net sales, and (ii) other selected operating data:

	Years Ended		
	December 30 2007	December 31 2006	January 1 2006
Net sales	**100.0%**	100.0%	100.0%
Costs and expenses:			
Cost of sales	**32.5**	32.5	32.8
Restaurant labor and related costs	**31.9**	31.6	31.5
Depreciation and amortization of restaurant property and equipment	**3.7**	3.8	3.8
Other operating expenses	**19.6**	19.5	19.6
Total restaurant operating expenses	**87.7**	87.4	87.7
General and administrative expenses	**6.8**	7.0	7.2
Pre-opening expense	**.7**	—	.3
Operating income	**4.8**	5.6	4.8
Other income (expense):			
Interest expense	**(1.3)**	(1.4)	(1.6)
Interest income	**.4**	.3	.2
Other, net	**.1**	.1	.1
Total other expense	**(.8)**	(1.1)	(1.3)
Income before income taxes	**4.0**	4.5	3.5
Income tax provision	**.8**	1.1	.7
Net income	**3.2%**	3.4%	2.8%

Note: Certain percentage totals do not sum due to rounding.

Restaurants open at end of year	**30**	28	28
Average weekly net sales per restaurant	**$95,600**	$94,400	$89,300

net sales

Net sales increased by $3.6 million, or 2.6%, in fiscal 2007 compared to 2006. This increase was due to an increase in net sales for restaurants in the same store base and to two new restaurants which opened in the fourth quarter of 2007. Net sales increased by approximately $11.0 million, or 8.7%, in fiscal 2006 compared to 2005. This increase was due to an increase in net sales in the same store restaurant base, sales from an additional restaurant which opened in October of 2005 and the estimated loss of approximately $465,000 of sales from the effects of hurricanes in 2005.

Average weekly same store sales per restaurant increased by 1.6% to $95,600 in 2007 from $94,100 in 2006 on a base of 28 restaurants. Same store sales averaged $93,800 per restaurant per week in 2006, an increase of 5.2% over 2005 on a base of 27 restaurants.

The Company computes average weekly sales per restaurant by dividing total restaurant sales for the period by the total number of days all restaurants were open for the period to obtain a daily sales average, with the daily sales average then multiplied by seven to arrive at weekly average sales per restaurant. Days on which restaurants are closed for business for any reason other than the scheduled closing of all J. Alexander's restaurants on Thanksgiving day and Christmas day are excluded from this calculation. Average weekly same store sales per restaurant are computed in the same manner as described above except that sales and sales days used in the calculation include only those for restaurants open for more than 18 months. Revenue associated with service charges on unused gift cards and reductions in liabilities for gift certificates or cards as discussed below is not included in the calculation of average weekly sales per restaurant or average weekly same store sales per restaurant.

Management estimates the average check per guest, including alcoholic beverage sales, increased by 6.4% to $24.36 in 2007 from $22.90 in 2006. The average guest check in 2006 increased by approximately 6.5% over the average check in 2005. Management believes these increases were the result of a combination of factors including higher menu prices, increased wine sales, which management believes are due to additional emphasis placed on the Company's wine feature program, and emphasis on the Company's special menu features which generally are priced higher than many of the Company's other menu offerings. Management estimates that average menu prices increased by approximately 3.3% in 2007 over 2006 and by 1.8% in 2006 over 2005. These price increase estimates reflect nominal amounts of menu price changes, prior to any change in product mix because of price increases, and may not reflect amounts effectively paid by the customer.

Management estimates that weekly average guest counts decreased on a same store basis by approximately 4.8% in 2007 compared to 2006 and by approximately 1.9% in 2006 compared to 2005. Management believes these decreases were due primarily to higher menu prices, some general sales weakness in sales trends in a number of the Company's restaurants located in Midwestern markets, including particularly certain restaurants in Ohio, and beginning in the last half of 2007, economic concerns and pressures on consumer spending affecting guest traffic in restaurants generally.

The Company's same store sales have decreased in most weeks since mid-September of 2007. Management believes these decreases are due to a significant slowdown in overall consumer spending due to the effects of rising inflation, especially for food and fuel, the tightening of consumer credit and general concerns about the U.S economy. Further, management believes that increasing same store sales will be very difficult until consumers regain their confidence and consumer spending improves. Because, as previously discussed, a significant portion of the Company's labor costs and other restaurant operating expenses are fixed or semi-variable in nature, management expects that continued decreases in same store sales would place pressure on restaurant operating margins in 2008, especially given management's expectation that input costs and other restaurant operating expenses will also continue to increase, although such increases are expected to be mitigated somewhat by management's change in beef purchasing described below.

The Company recognizes revenue from reductions in liabilities for gift cards and certificates which, although they do not expire, are considered to be only remotely likely to be redeemed. Prior to 2006, the Company also recognized non-use fees related to gift cards. These revenues are included in net sales in the amounts of $300,000, $266,000, and $832,000 for 2007, 2006 and 2005, respectively.

restaurant costs and expenses

Total restaurant operating expenses were 87.7% of net sales in 2007 and 2005 compared to 87.4% in 2006. The increase in 2007 was primarily due to an increase in labor and related costs. The decrease in 2006 compared to 2005 was due to lower cost of sales and other operating expenses. Restaurant operating margins were 12.3% in 2007, 12.6% in 2006 and 12.3% in 2005.

Cost of sales, which includes the cost of food and beverages, was 32.5% of net sales in both 2007 and 2006 as lower alcoholic beverage costs and the effect of menu price increases more than offset higher input costs for beef, poultry, dairy products, salmon and other food products. Cost of sales decreased to 32.5% of net sales in 2006 from 32.8% in 2005 as the effect of menu price increases and lower prices paid for pork and dairy products more than offset the effect of higher prices paid for seafood and produce.

Beef purchases represent the largest component of the Company's cost of sales and comprise approximately 28% to 30% of this expense category. In recent years the Company has entered into fixed price beef purchase agreements in an effort to minimize the impact of significant increases in the market price of beef. In March of 2006, the Company entered into a 12-month pricing agreement at prices which increased by 5% to 6% over the previous 12-month agreement. Management believes, however, that a significant portion of the effect of these price increases was offset by a change made in the purchase specifications for one cut of beef which increased the steak cutting yields and lowered the effective cost of that product. The Company also contracted for the purchase of most of its beef during the period from March of 2007 through February of 2008 at prices which increased the Company's cost of beef by an estimated $1,100,000, or 8.7%, for 2007 over 2006.

Because of uncertainty in the beef market and the high prices at which beef has been quoted to the Company on a forward fixed price basis relative to current market prices, the Company has not entered into a fixed price beef purchase agreement for the remainder of 2008. Beginning in March of 2008, the Company will purchase beef based on weekly market prices. Although market prices are currently substantially lower than contract prices paid by the Company for beef for most of 2007, this strategy exposes the Company to variable market conditions and there can be no assurance that the price of beef will not increase significantly. Management will continue to monitor the beef market in 2008 and if there are significant changes in market conditions or attractive opportunities to contract later in the year, will consider entering into a fixed price purchasing agreement.

Management expects the Company to experience increases in many of the food commodities it purchases in 2008, and believes a significant factor contributing to such increases is the increased price of petroleum which has increased fuel costs as well as the price of corn and other commodities as the result of increased demand for corn for use in producing corn ethanol as an alternative fuel source. Management is uncertain at this time whether it will raise menu prices in response to such increases because the Company is experiencing decreases in same store guest counts and continues to have concerns about spending pressures already being faced by consumers.

Restaurant labor and related costs increased to 31.9% of net sales in 2007 from 31.6% in 2006 and 31.5% in 2005. The increase in 2007 was due primarily to the effect of higher labor costs incurred in the two new restaurants opened in the fourth quarter of 2007. In existing restaurants, higher wage rates, including those resulting from increases in minimum wage rates, and management salaries were generally offset by more efficient labor management, the effects of higher menu prices and lower incentive compensation. In 2006, labor efficiencies related to the increase in same store sales were more than offset by the effect of a combination of higher hourly wage rates, costs associated with focused training and staff development efforts in one of the Company's under-performing restaurants, and higher workers' compensation and incentive compensation expenses.

The Company estimates that the impact of increases in minimum wage rates was approximately $560,000 in 2007 and will be approximately $150,000 in 2008. Most of these increases were due to increases in minimum cash rates required by certain states to be paid to tipped employees. The increase in the federal minimum wage rate in 2007 did not have a significant impact on the Company because most of the Company's non-tipped employees were already paid more than the federal minimum wage. The required federal minimum cash wage paid to tipped employees was not increased in 2007.

Depreciation and amortization of restaurant property and equipment increased by $88,000 in 2007 compared to 2006 because of new restaurants opened during 2007 and by $365,000 in 2006 compared to 2005 primarily because of a new restaurant opened in the fourth quarter of 2005.

Other operating expenses, which include restaurant level expenses such as china and supplies, laundry and linen costs, repairs and maintenance, utilities, credit card fees, rent, property taxes and insurance, were 19.6% of net sales in 2007, 19.5% of net sales in 2006 and 19.6% of net sales in 2005. The increase in 2007 was primarily due to higher utility costs, credit card fees and contracted maintenance and service costs which were largely offset by lower costs for operating supplies and certain other operating expenses. The decrease in 2006 compared to 2005 was due primarily to lower utility costs and complimentary guest meals as a percentage of net sales.

general and administrative expenses

General and administrative expenses, which include all supervisory costs and expenses, management training and relocation costs, and other costs incurred above the restaurant level, decreased slightly in 2007 compared to 2006 and increased by $560,000 in 2006 over 2005. Significant factors favorably affecting the comparison of general and administrative expenses in 2007 to 2006 were the elimination of incentive compensation accruals for the corporate management staff for 2007, as Company incentive performance targets were not attained, lower management training expenses, and the absence in 2007 of marketing research costs which were incurred in 2006. The impact of these factors was largely offset by increases in certain other expenses including accounting and auditing fees, travel expenses, corporate staff salary expense and share-based compensation expense. The increase in 2006 was due primarily to incentive compensation accrued for the corporate management staff. Increases in other general and administrative expense accounts were largely offset by lower costs incurred in connection with the Company's Employee Stock Ownership Plan and for employee relocations.

pre-opening expense

Pre-opening expense consists of expenses incurred prior to opening a new restaurant and includes principally manager salaries and relocation costs, payroll and related costs for training new employees, travel and lodging expenses for employees who assist with training new employees, and the cost of food and other expenses associated with practice of food preparation and service activities. Pre-opening expense also includes rent expense for leased properties for the period of time between the Company taking control of the property and the opening of the restaurant.

The Company incurred pre-opening expense of $939,000 in 2007 in connection with the opening of new J. Alexander's restaurants in Atlanta, Georgia and Palm Beach Gardens, Florida in the fourth quarter of the year. Pre-opening expense of $411,000 was incurred in 2005 in connection with a new restaurant opened during the year. No pre-opening expense was incurred in 2006 because no new restaurants were opened or under development during that time.

The Company expects to incur substantial pre-opening expenses in 2008 in connection with three new J. Alexander's restaurants which are expected to open during the year. Pre-opening rent expense could also be incurred in 2008 in connection with restaurants to be opened in fiscal 2009, depending on whether the Company takes possession or is given control of any additional leased locations during the year.

other income (expense)

Interest expense decreased in 2007 compared to 2006 due to reductions in outstanding debt and capitalization of interest costs in connection with new restaurant development. The increase in interest income in 2007 compared to 2006 was due to higher average balances of surplus funds invested in money market funds.

Interest expense increased in 2006 compared to 2005 as the lack of any capitalization of interest costs related to new restaurant development more than offset the effect of reductions in outstanding borrowings. Interest income increased during 2006 compared to 2005 due to higher average balances of invested funds and higher interest rates.

Interest income is expected to decrease in 2008 due to the expected use of a significant portion of the Company's surplus funds for restaurant development and lower expected yields on invested funds.

income taxes

The Company's effective income tax rates were 20.0%, 23.7% and 19.5% for 2007, 2006 and 2005, respectively. These rates are lower than the statutory federal rate of 34% due primarily to the effect of FICA tip tax credits, with the effect of those credits being partially offset by the effect of state income taxes. Included in the income tax provisions for 2007 and 2006 were favorable adjustments of $55,000 and $67,000, respectively, related to discrete items recorded in connection with finalizing matters related to prior years' tax returns. The income tax provision for 2005 included the favorable effect of a reduction of $122,000 in the beginning of the year valuation allowance made in the fourth quarter of that year.

LIQUIDITY AND CAPITAL RESOURCES

The Company's capital needs are primarily for the development and construction of new J. Alexander's restaurants, for maintenance of and improvements to its existing restaurants, and for meeting debt service requirements and operating lease obligations. Additionally, the Company paid cash dividends to all shareholders aggregating $666,000, $657,000 and $653,000 in January of 2008, 2007 and 2006, respectively, which dividends met the requirements to extend certain contractual standstill restrictions under an agreement with its largest shareholder. See Note M to the Consolidated Financial Statements. The Company may consider paying additional dividends in the future. The Company has met its needs and maintained liquidity in recent years primarily by cash flow from operations, availability of a bank line of credit, and through proceeds received from a mortgage loan in 2002.

The Company's net cash provided by operating activities totaled $9,198,000, $10,862,000 and $7,406,000 for 2007, 2006 and 2005, respectively. Management expects that future cash flows from operating activities will vary primarily as a result of future operating results. Cash and cash equivalents on hand at December 30, 2007 were approximately $11.3 million. In addition, at December 30, 2007 the Company had an account receivable for federal income taxes of approximately $1,100,000, a portion of which will be used to satisfy estimated tax payments for the first quarter of 2008 and the remainder of which is expected to be received in 2008.

The Company's capital expenditures can vary significantly from year to year depending primarily on the number, timing and form of ownership of new restaurants under development. Cash expenditures for capital assets totaled $11,876,000, $3,632,000 and $6,461,000 for 2007, 2006 and 2005, respectively. The Company places a high priority on maintaining the image and condition of its restaurants and of the amounts above, $2,914,000, $2,932,000 and $2,395,000 represented expenditures for remodels, enhancements and asset replacements related to existing restaurants for 2007, 2006 and 2005, respectively. Cash provided by operating activities exceeded capital expenditures for 2006 and 2005. In 2007, the Company's capital expenditures were funded by cash flow from operations and use of a portion of the Company's surplus funds on hand at December 31, 2006.

Other financing activities in 2007 included proceeds of $427,000 from the exercise of employee stock options. In 2006, the Company received $141,000 from the exercise of employee stock options and also received payments of $376,000 representing the remaining outstanding balance of employee notes receivable under a stock loan program initiated in 1999.

The Company currently plans to open three new restaurants in 2008. Estimated cash expenditures for capital assets for 2008 are approximately $16.5 million, a significant portion of which represents the costs to develop the new restaurants planned for the year. In addition, management is continually seeking locations for new J. Alexander's restaurants and depending on the timing and success of management's efforts to locate and develop acceptable sites, additional amounts could be expended in 2008 in connection with other new J. Alexander's restaurants.

Management believes cash and cash equivalents on hand at December 30, 2007 combined with cash flow from operations will be adequate to meet the Company's capital needs for 2008. Management tentatively plans to open one or two restaurants in 2009 and two or three restaurants in 2010. While management does not believe its longer-term growth plans will be constrained due to lack of capital resources, capital requirements for this level of growth could exceed funds currently on hand and which are expected to be generated by the Company's operations. Management believes that, if needed, additional financing would be available for future growth through bank borrowing, additional mortgage or equipment financing, or the sale and leaseback of some or all of the Company's unencumbered restaurant properties. There can be no assurance, however, that such financing, if needed, could be obtained or that it would be on terms satisfactory to the Company.

A mortgage loan obtained in 2002 represents the most significant portion of the Company's outstanding long-term debt. The loan, which was originally for $25 million, had an outstanding balance of $21.9 million at December 30, 2007. It has an effective annual interest rate, including the effect of the amortization of deferred issue costs, of 8.6% and is payable in equal monthly installments of principal and interest of approximately $212,000 through November 2022. Provisions of the mortgage loan and related agreements require that a minimum fixed charge coverage ratio of 1.25 to 1 be maintained for the businesses operated at the properties included under the mortgage and that a funded debt to EBITDA (as defined in the loan agreement) ratio of 6 to 1 be maintained for the Company and its subsidiaries. The loan, which is pre-payable without penalty, is secured by the real estate, equipment and other personal property of nine of the Company's restaurant locations with an aggregate book value of $23.6 million at December 30, 2007. The real property at these locations is owned by JAX Real Estate, LLC, the borrower under the loan agreement, which leases them to a wholly-owned subsidiary of the Company as lessee. The Company has guaranteed the obligations of the lessee subsidiary to pay rents under the lease. JAX Real Estate, LLC is an indirect wholly-owned subsidiary of the Company which is included in the Company's Consolidated Financial Statements. However, JAX Real Estate, LLC was established as a special purpose, bankruptcy remote entity and maintains its own legal existence, ownership of its assets and responsibility for its liabilities separate from the Company and its other affiliates.

The Company maintains a secured bank line of credit agreement which provides up to $10 million of credit availability for financing capital expenditures related to the development of new restaurants and for general operating purposes. The line of credit is secured by mortgages on the real estate of two of the Company's restaurant locations with an aggregate book value of $7.3 million at December 30, 2007, and the Company has also agreed not to encumber, sell or transfer four other fee-owned properties. Provisions of the loan agreement require that the Company maintain a fixed charge coverage ratio of at least 1.5 to 1 and a maximum adjusted debt to EBITDAR (as defined in the loan agreement) ratio of 3.5 to 1. The loan agreement also provides that defaults which permit acceleration of debt under other loan agreements constitute a default under the bank agreement and restricts the Company's ability to incur additional debt outside of the agreement. Any amounts outstanding under the line of credit bear interest at the LIBOR rate as defined in the loan agreement plus a spread of 1.75% to 2.25%, depending on the Company's leverage ratio within a permitted range. The maturity date of this credit facility is July 1, 2009 unless it is converted to a term loan under the provisions of the agreement prior to May 1, 2009. There were no borrowings outstanding under the line as of December 30, 2007.

The Company was in compliance with the financial covenants of its debt agreements as of December 30, 2007. Should the Company fail to comply with these covenants, management would likely request waivers of the covenants, attempt to renegotiate them or seek other sources of financing. However, if these efforts were not successful, the unused portion of the Company's bank line of credit would not be available for borrowing and amounts outstanding under the Company's debt agreements could become immediately due and payable, and there could be a material adverse effect on the Company's financial condition and operations.

OFF-BALANCE SHEET ARRANGEMENTS

As of March 28, 2008, the Company had no financing transactions, arrangements or other relationships with any unconsolidated affiliated entities. Additionally, the Company is not a party to any financing arrangements involving synthetic leases or trading activities involving commodity contracts. Operating lease commitments for leased restaurants and office space are disclosed in Note E, "Leases", and Note J, "Commitments and Contingencies", to the Consolidated Financial Statements.

CONTRACTUAL OBLIGATIONS

From 1975 through 1996, the Company operated restaurants in the quick-service restaurant industry. The discontinuation of these quick-service restaurant operations included disposals of restaurants that were subject to lease agreements which typically contained initial lease terms of 20 years plus two additional option periods of five years each. In connection with certain of these dispositions, the Company remains secondarily liable for ensuring financial performance as set forth in the original lease agreements. The Company can only estimate its contingent liability relative to these leases, as any changes to the contractual arrangements between the current tenant and the landlord subsequent to the assignment are not required to be disclosed to the Company. A summary of the Company's estimated contingent liability as of December 30, 2007, is as follows:

Wendy's restaurants (24 leases)	$3,100,000
Mrs. Winner's Chicken & Biscuits restaurants (20 leases)	1,100,000
Total contingent liability related to assigned leases	$4,200,000

There have been no payments by the Company of such contingent liabilities in the history of the Company.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of the Company's Consolidated Financial Statements, which have been prepared in accordance with U.S. generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. On an ongoing basis, management evaluates its estimates and judgments, including those related to its accounting for gift card revenue, property and equipment, leases, impairment of long-lived assets, income taxes, contingencies and litigation. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties, and potentially result in materially different results under different assumptions and conditions. Management believes the following critical accounting policies are those which involve the more significant judgments and estimates used in the preparation of the Company's Consolidated Financial Statements.

revenue recognition for gift cards

The Company records a liability for gift cards at the time they are sold by the Company's gift card subsidiary. Upon redemption of gift cards, net sales are recorded and the liability is reduced by the amount of card values redeemed. Reductions in liabilities for gift cards which, although they do not expire, are considered to be only remotely likely to be redeemed and for which there is no legal obligation to remit balances under unclaimed property laws of the relevant jurisdictions, have been recorded as revenue by the Company and are included in net sales in the Company's Consolidated Statements of Income. Based on the Company's historical experience, management considers the probability of redemption of a gift card to be remote when it has been outstanding for 24 months.

property and equipment

Property and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the lesser of the asset's estimated useful life or the expected lease term which generally includes renewal options. Improvements are capitalized while repairs and maintenance costs are expensed as incurred. Because significant judgments are required in estimating useful lives, which are not ultimately known until the passage of time and may be dependent on proper asset maintenance, and in the determination of what constitutes a capitalized cost versus a repair or maintenance expense, changes in circumstances or use of different assumptions could result in materially different results from those determined based on the Company's estimates.

lease accounting

The Company is obligated under various lease agreements for certain restaurant facilities. At inception each lease is evaluated to determine whether it is an operating or capital lease. For operating leases, the Company recognizes rent expense on a straight-line basis over the expected lease term. Capital leases are recorded as an asset and an obligation at an amount equal to the lesser of the present value of the minimum lease payments during the lease term or the fair market value of the leased asset.

Certain of the Company's leases include rent holidays and/or escalations in payments over the base lease term, as well as the renewal periods. The effects of the rent holidays and escalations have been reflected in rent expense on a straight-line basis over the expected lease term, which begins when the Company takes possession of or is given control of the leased property and includes cancelable option periods when it is deemed to be reasonably assured that the Company will exercise its options for such periods because it would incur an economic penalty for not doing so. Prior to 2006, rent expense incurred during the construction period for a restaurant was capitalized as a component of property and equipment. Beginning in 2007, rent expense incurred during the construction period for a leased restaurant was included in pre-opening expense. No construction period rent expense was incurred in 2006.

Leasehold improvements and, when applicable, property held under capital lease for each leased restaurant facility are amortized on the straight-line method over the shorter of the estimated life of the asset or the expected lease term used for lease accounting purposes. Percentage rent expense is generally based upon sales levels and is typically accrued when it is deemed probable that it will be payable. Allowances for tenant improvements received from lessors are recorded as deferred rent obligations and credited to rent expense over the term of the lease.

Judgments made by the Company about the probable term for each restaurant facility lease affect the payments that are taken into consideration when calculating straight-line rent expense and the term over which leasehold improvements and assets under capital lease are amortized. These judgments may produce materially different amounts of depreciation, amortization and rent expense than would be reported if different assumed lease terms were used.

impairment of long-lived assets

When events and circumstances indicate that long-lived assets – most typically assets associated with a specific restaurant – might be impaired, management compares the carrying value of such assets to the undiscounted cash flows it expects that restaurant to generate over its remaining useful life. In calculating its estimate of such undiscounted cash flows, management is required to make assumptions, which are subject to a high degree of judgment, relative to the restaurant's future period of operation, sales performance, cost of sales, labor and operating expenses. The resulting forecast of undiscounted cash flows represents management's estimate based on both historical results and management's expectation of future operations for that particular restaurant. To date, all of the Company's long-lived assets have been determined to be recoverable based on management's estimates of future cash flows.

income taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes". This statement establishes financial accounting and reporting standards for the effects of income taxes that result from an enterprise's activities during the current and preceding years. It requires an asset and liability approach for financial accounting and reporting of income taxes. The Company recognizes deferred tax liabilities and assets for the future consequences of events that have been recognized in its Consolidated Financial Statements or tax returns. In the event the future consequences of differences between financial reporting bases and tax bases of the Company's assets and liabilities result in a net deferred tax asset, an evaluation is made of the probability of the Company's ability to realize the future benefits of such asset. A valuation allowance related to a deferred tax asset is recorded when it is more likely than not that all or some portion of the deferred tax asset will not be realized. The realization of such net deferred tax will generally depend on whether the Company will have sufficient taxable income of an appropriate character within the carryforward period permitted by the tax law.

The Company had a net deferred tax asset at December 30, 2007 of $8,100,000, which amount included $3,898,000 of tax credit carryforwards. Management has evaluated both positive and negative evidence, including its forecasts of the Company's future taxable income adjusted by varying probability factors, in making a determination as to whether it is more likely than not that all or some portion of the deferred tax asset will be realized. Based on its analysis, management concluded that for 2007 a valuation allowance was needed for federal alternative minimum tax (AMT) credit carryforwards of $1,657,000 and for tax assets related to certain state net operating loss carryforwards, the use of which involves considerable uncertainty. The valuation allowance provided for these items at December 30, 2007 was $1,712,000, which represented a decrease of $11,000 from the valuation allowance at December 31, 2006. Even though the AMT credit carryforwards do not expire, their use is not presently considered more likely than not because significant increases in earnings levels are expected to be necessary to utilize them since they must be used only after certain other carryforwards currently available, as well as additional tax credits which are expected to be generated in future years, are realized.

Failure to achieve projected taxable income could affect the ultimate realization of the Company's net deferred tax asset. Because of the uncertainties associated with projecting future operating results, there can be no assurance that management's estimates of future taxable income will be achieved and that there could not be an increase in the valuation allowance in the future. It is also possible that the Company could generate taxable income levels in the future which would cause management to conclude that it is more likely than not that the Company will realize all, or an additional portion of, its deferred tax asset. Any such revisions to the estimated realizable value of the deferred tax asset could cause the Company's provision for income taxes to vary significantly from period to period, although its cash tax payments would remain unaffected until the benefits of the various carryforwards were fully utilized.

In addition, certain other components of the Company's provision for income taxes must be estimated. These include, but are not limited to, effective state tax rates, allowable tax credits for FICA taxes paid on reported tip income, and estimates related to depreciation expense allowable for tax purposes. These estimates are made based on the best available information at the time the tax provision is prepared. Income tax returns are generally not filed, however, until several months after year-end. All tax returns are subject to audit by federal and state governments, usually years after the returns are filed, and could be subject to differing interpretations of the tax laws.

The above listing is not intended to be a comprehensive listing of all of the Company's accounting policies and estimates. In many cases, the accounting treatment of a particular transaction is specifically dictated by U.S. generally accepted accounting principles, with no need for management's judgment in their application. There are also areas in which management's judgment in selecting any available alternative would not produce a materially different result. See the Company's audited Consolidated Financial Statements and notes thereto which begin on page 22 of this Annual Report to Shareholders which contain accounting policies and other disclosures required by U.S. generally accepted accounting principles.

RECENT ACCOUNTING PRONOUNCEMENTS

In 2006, the Financial Accounting Standards Board ("FASB") issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 provides guidance for using fair value to measure assets and liabilities. The standard expands required disclosures about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. SFAS 157 is effective for fiscal years beginning after November 15, 2007, except for nonfinancial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis, which have been deferred for one year. The Company does not expect the impact of this Statement to have a material effect on its 2008 Consolidated Financial Statements.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"), which gives entities the option to measure eligible financial assets and financial liabilities at fair value on an instrument by instrument basis which are otherwise not permitted to be accounted for at fair value under other accounting standards. The election to use the fair value option is available when an entity first recognizes a financial asset or financial liability. Subsequent changes in fair value must be recorded in earnings. This Statement is effective as of the beginning of a company's first fiscal year after November 15, 2007. The Company does not expect the impact of this Statement to have a material effect on its 2008 Consolidated Financial Statements.

In 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainties in Income Taxes - an interpretation of FASB Statement No. 109" ("FIN 48"), which clarifies the accounting for uncertainty in tax positions. FIN 48 requires that the Company recognize the impact of a tax position in the Company's Consolidated Financial Statements if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The provisions of FIN 48 became effective as of the beginning of the Company's 2007 fiscal year and had no impact on the Company's Consolidated Financial Statements upon adoption.

IMPACT OF INFLATION AND OTHER FACTORS

Virtually all of the Company's costs and expenses are subject to normal inflationary pressures and the Company continually seeks ways to cope with their impact. By owning a number of its properties, the Company avoids certain increases in occupancy costs. New and replacement assets will likely be acquired at higher costs, but this will take place over many years. In general, the Company tries to offset increased costs and expenses through additional improvements in operating efficiencies and by increasing menu prices over time, as permitted by competition and market conditions. Management expects the Company to experience increases in many of the food commodities it purchases in 2008, and believes a significant factor contributing to such increases is the increased price of petroleum which has increased fuel costs as well as the price of corn and other commodities as the result of increased demand for corn for use in producing corn ethanol as an alternative fuel source. Management is uncertain at this time whether it will raise menu prices in response to such increases because the Company is experiencing decreases in same store guest counts and continues to have concerns about spending pressures already being faced by consumers.

SEASONALITY AND QUARTERLY RESULTS

The Company's net sales and net income have historically been subject to seasonal fluctuations. Net sales and operating income typically reach their highest levels during the fourth quarter of the fiscal year due to holiday business and the first quarter of the fiscal year due to the redemption of gift cards sold during the holiday season. In addition, certain of the Company's restaurants, particularly those located in Florida, typically experience an increase in customer traffic during the period between Thanksgiving and Easter due to an increase in population in these markets during that portion of the year. Certain of the Company's restaurants are located in areas subject to hurricanes and tropical storms, which typically occur during the Company's third and fourth quarters, and which can negatively affect the Company's net sales and operating results. Quarterly results have been and will continue to be significantly impacted by the timing of new restaurant openings and their associated pre-opening costs. As a result of these and other factors, the Company's financial results for any given quarter may not be indicative of the results that may be achieved for a full fiscal year. A summary of the Company's quarterly results for 2007 and 2006 appears in this Report immediately following the Notes to the Consolidated Financial Statements.

RISKS ASSOCIATED WITH FORWARD-LOOKING STATEMENTS

The foregoing discussion and analysis provides information which management believes is relevant to an assessment and understanding of the Company's consolidated results of operations and financial condition. The discussion should be read in conjunction with the Consolidated Financial Statements and notes thereto. All references are to fiscal years unless otherwise noted. The forward-looking statements included in Management's Discussion and Analysis of Financial Condition and Results of Operations relating to certain matters involve risks and uncertainties, including anticipated financial performance, business prospects, anticipated capital expenditures, financing arrangements and other similar matters, which reflect management's best judgment based on factors currently known. Actual results and experience could differ materially from the anticipated results or other expectations expressed in the Company's forward-looking statements as a result of a number of factors including, but not limited to, those discussed in the Company's Annual Report on Form 10-K for the year ended December 30, 2007 filed with the Securities and Exchange Commission. Forward-looking information provided by the Company pursuant to the safe harbor established under the Private Securities Litigation Reform Act of 1995 should be evaluated in the context of these factors. In addition, the Company disclaims any intent or obligation to update these forward-looking statements.

CONSOLIDATED STATEMENTS OF INCOME

	Years Ended		
	December 30 2007	December 31 2006	January 1 2006
Net sales	**$ 141,268,000**	$ 137,658,000	$ 126,617,000
Costs and expenses:			
Cost of sales	**45,871,000**	44,777,000	41,503,000
Restaurant labor and related costs	**45,032,000**	43,512,000	39,860,000
Depreciation and amortization of restaurant property and equipment	**5,288,000**	5,200,000	4,835,000
Other operating expenses	**27,687,000**	26,871,000	24,846,000
Total restaurant operating expenses	**123,878,000**	120,360,000	111,044,000
General and administrative expenses	**9,625,000**	9,641,000	9,081,000
Pre-opening expense	**939,000**	—	411,000
Operating income	**6,826,000**	7,657,000	6,081,000
Other income (expense):			
Interest expense	**(1,786,000)**	(1,991,000)	(1,977,000)
Interest income	**582,000**	425,000	207,000
Other, net	**72,000**	94,000	114,000
Total other expense	**(1,132,000)**	(1,472,000)	(1,656,000)
Income before income taxes	**5,694,000**	6,185,000	4,425,000
Income tax provision	**1,140,000**	1,468,000	865,000
Net income	**$ 4,554,000**	$ 4,717,000	$ 3,560,000
Basic earnings per share	**$ .69**	$ .72	$ .55
Diluted earnings per share	**$ .65**	$ .69	$ .52

See Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS

	December 30 2007	December 31 2006
ASSETS		
Current Assets		
Cash and cash equivalents	$ 11,325,000	$ 14,688,000
Accounts and notes receivable	3,365,000	2,316,000
Inventories	1,297,000	1,319,000
Deferred income taxes	1,047,000	1,079,000
Prepaid expenses and other current assets	1,596,000	1,192,000
Total Current Assets	18,630,000	20,594,000
Other Assets	1,341,000	1,249,000
Property and Equipment, at cost, less accumulated depreciation and amortization	78,551,000	71,815,000
Deferred Income Taxes	5,341,000	5,055,000
Intangible Assets and Deferred Charges, less accumulated amortization of $599,000 and $693,000 at December 30, 2007 and December 31, 2006, respectively	716,000	701,000
	$104,579,000	$ 99,414,000
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	$ 5,885,000	$ 4,962,000
Accrued expenses and other current liabilities	5,123,000	5,528,000
Unearned revenue	2,255,000	2,348,000
Current portion of long-term debt and obligations under capital leases	955,000	889,000
Total Current Liabilities	14,218,000	13,727,000
Long-Term Debt and Obligations Under Capital Leases, net of portion classified as current	21,349,000	22,304,000
Deferred Compensation Obligations	1,823,000	1,622,000
Deferred Rent Obligations and Other Deferred Credits	4,608,000	3,931,000
Stockholders' Equity		
Common stock, par value $.05 per share: Authorized 10,000,000 shares; issued and outstanding 6,655,625 and 6,569,305 shares at December 30, 2007 and December 31, 2006, respectively	333,000	329,000
Preferred stock, no par value: Authorized 1,000,000 shares; none issued	—	—
Additional paid-in capital	35,764,000	34,905,000
Retained earnings	26,484,000	22,596,000
Total Stockholders' Equity	62,581,000	57,830,000
Commitments and Contingencies		
	$104,579,000	$ 99,414,000

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended		
	December 30 2007	December 31 2006	January 1 2006
Cash Flows from Operating Activities:			
Net income	**$ 4,554,000**	$ 4,717,000	$ 3,560,000
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization of property and equipment	**5,362,000**	5,288,000	4,926,000
Amortization of deferred charges	**120,000**	103,000	113,000
Deferred income tax benefit	**(254,000)**	(663,000)	(907,000)
Share-based compensation expense	**240,000**	84,000	—
Tax benefit from share-based compensation	**(309,000)**	(62,000)	—
Other, net	**240,000**	289,000	233,000
Changes in assets and liabilities:			
Accounts and notes receivable	**138,000**	(345,000)	271,000
Taxes receivable	**(878,000)**	(64,000)	—
Inventories	**22,000**	32,000	(219,000)
Prepaid expenses and other current assets	**(404,000)**	92,000	(93,000)
Deferred charges	**(135,000)**	(4,000)	(32,000)
Accounts payable	**113,000**	109,000	(188,000)
Accrued expenses and other current liabilities	**(396,000)**	773,000	(615,000)
Unearned revenue	**(93,000)**	63,000	(395,000)
Other long-term liabilities	**878,000**	450,000	560,000
Note receivable – Employee Stock Ownership Plan	**—**	—	192,000
Net cash provided by operating activities	**9,198,000**	10,862,000	7,406,000
Cash Flows from Investing Activities:			
Purchase of property and equipment	**(11,876,000)**	(3,632,000)	(6,461,000)
Other, net	**(85,000)**	(126,000)	(79,000)
Net cash used in investing activities	**(11,961,000)**	(3,758,000)	(6,540,000)
Cash Flows from Financing Activities:			
Payments on long-term debt and obligations under capital leases	**(889,000)**	(824,000)	(769,000)
Reduction of employee receivables - 1999 Loan Program	**—**	376,000	95,000
Payment of cash dividend	**(657,000)**	(653,000)	—
Exercise of stock options	**427,000**	141,000	197,000
Payment of required withholding taxes on behalf of an employee in connection with the net share settlement of an employee stock option exercised	**(113,000)**	—	—
Increase in bank overdraft	**323,000**	309,000	1,682,000
Tax benefit from share-based compensation	**309,000**	62,000	—
Payment of financing transaction costs	**—**	(27,000)	—
Net cash (used in) provided by financing activities	**(600,000)**	(616,000)	1,205,000
(Decrease) Increase in Cash and Cash Equivalents	**(3,363,000)**	6,488,000	2,071,000
Cash and cash equivalents at beginning of year	**14,688,000**	8,200,000	6,129,000
Cash and Cash Equivalents at End of Year	**$ 11,325,000**	$ 14,688,000	$ 8,200,000

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Outstanding Shares	Common Stock	Additional Paid-In Capital	Retained Earnings	Note Receivable-Employee Stock Ownership Plan	Employee Notes Receivable-1999 Loan Program	Total Stockholders' Equity
Balances at January 2, 2005	6,460,199	$ 324,000	$ 34,312,000	$ 15,629,000	$ (192,000)	$ (471,000)	$ 49,602,000
Exercise of stock options, *including tax benefits*	71,215	3,000	309,000	—	—	—	312,000
Reduction of employee notes receivable – 1999 Loan Program	—	—	—	—	—	95,000	95,000
Reduction of note receivable – Employee Stock Ownership Plan	—	—	—	—	192,000	—	192,000
Cash dividend declared, $.10 per share	—	—	—	(653,000)	—	—	(653,000)
Other, net	(292)	—	(1,000)	—	—	—	(1,000)
Net and comprehensive income	—	—	—	3,560,000	—	—	3,560,000
Balances at January 1, 2006	6,531,122	327,000	34,620,000	18,536,000	—	(376,000)	53,107,000
Exercise of stock options, including tax benefits	38,183	2,000	201,000	—	—	—	203,000
Share-based compensation	—	—	84,000	—	—	—	84,000
Reduction of employee notes receivable – 1999 Loan Program	—	—	—	—	—	376,000	376,000
Cash dividend declared, $.10 per share	—	—	—	(657,000)	—	—	(657,000)
Net and comprehensive income	—	—	—	4,717,000	—	—	4,717,000
Balances at December 31, 2006	6,569,305	329,000	34,905,000	22,596,000	—	—	57,830,000
Exercise of stock options, including tax benefits and net of settlement for withholding taxes	86,320	4,000	619,000	—	—	—	623,000
Share-based compensation	—	—	240,000	—	—	—	240,000
Cash dividend declared, $.10 per share	—	—	—	(666,000)	—	—	(666,000)
Net and comprehensive income	—	—	—	4,554,000	—	—	4,554,000
Balances at December 30, 2007	**6,655,625**	**$ 333,000**	**$ 35,764,000**	**$ 26,484,000**	**$ —**	**$ —**	**$ 62,581,000**

See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A - SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION: The Consolidated Financial Statements include the accounts of J. Alexander's Corporation and its wholly-owned subsidiaries (the Company). At December 30, 2007, the Company owned and operated 30 J. Alexander's restaurants in 12 states throughout the United States. All significant intercompany accounts and transactions have been eliminated in consolidation.

FISCAL YEAR: The Company's fiscal year ends on the Sunday closest to December 31 and each quarter typically consists of thirteen weeks.

CASH EQUIVALENTS: Cash equivalents consist of highly liquid investments with an original maturity of three months or less when purchased.

ACCOUNTS RECEIVABLE: Accounts receivable are primarily related to income taxes due from governmental agencies and payments due from third party credit card issuers for purchases made by guests using the issuers' credit cards. The issuers typically pay the Company within three to four days of a credit card transaction.

INVENTORIES: Inventories are valued at the lower of cost or market, with cost being determined on a first-in, first-out basis.

PROPERTY AND EQUIPMENT: Depreciation and amortization are provided on the straight-line method over the following estimated useful lives: buildings - 30 years, restaurant and other equipment - two to 10 years, and capital leases and leasehold improvements - lesser of life of assets or terms of leases, generally including renewal options.

RENT EXPENSE: The Company recognizes rent expense on a straight-line basis over the expected lease term, including cancelable option periods when the Company believes it is reasonably assured that it will exercise its options because failure to do so would result in an economic penalty to the Company. Prior to 2006, rent expense incurred during the construction period for a leased restaurant location was capitalized as a component of property and equipment. Beginning in 2006, rent expense incurred during the construction period has been included in pre-opening expense. The lease term commences on the date when the Company takes possession of or is given control of the leased property. Percentage rent expense is generally based upon sales levels, and is typically accrued when it is deemed probable that it will be payable. The Company records tenant improvement allowances received from landlords under operating leases as deferred rent obligations.

DEFERRED CHARGES: Debt issue costs are amortized principally by the interest method over the life of the related debt.

INCOME TAXES: Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company's accounting policy with respect to interest and penalties arising from income tax settlements is to recognize them as part of the provision for income taxes.

EARNINGS PER SHARE: The Company accounts for earnings per share in accordance with Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share".

REVENUE RECOGNITION: Restaurant revenues are recognized when food and service are provided. Unearned revenue represents the liability for gift cards which have been sold but not redeemed. Upon redemption, net sales are recorded and the liability is reduced by the amount of card values redeemed. In 2000, the Company's gift card subsidiary began selling electronic gift cards which provided for monthly service charges of $2.00 per month to be deducted from the outstanding balances of the cards after 12 months of inactivity. These service charges, along with reductions in liabilities for gift cards and certificates which, although they do not expire, are considered to be only remotely likely to be redeemed and for which there is no legal obligation to remit balances under unclaimed property laws of the relevant jurisdictions ("breakage"), have been recorded as revenue by the Company and are included in net sales in the Company's Consolidated Statements of Income. The Company discontinued the deduction of service charges from gift card balances after October 2005. Based on the Company's historical experience, management considers the probability of redemption of a gift card to be remote when it has been outstanding for 24 months. Breakage of $300,000 and $266,000 related to gift cards was recorded in 2007 and 2006, respectively. In 2005, the Company recorded breakage of $168,000 in connection with gift cards that were more than 24 months old and $366,000 in connection with the remaining balance of gift certificates issued prior to 2001.

SALES TAXES: Revenues are presented net of sales taxes. The obligation for sales taxes is included in accrued expenses and other current liabilities until the taxes are remitted to the appropriate taxing authorities.

PRE-OPENING EXPENSE: The Company accounts for pre-opening costs by expensing such costs as they are incurred.

FAIR VALUE OF FINANCIAL INSTRUMENTS: The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

Cash and cash equivalents, accounts receivable, inventory, accounts payable and accrued expenses and other current liabilities: The carrying amounts reported in the Consolidated Balance Sheets approximate fair value due to the short maturity of these instruments.

Long-term debt: The fair value of long-term mortgage financing and the equipment note payable is determined using current applicable interest rates for similar instruments and collateral as of the balance sheet date (see Note D). Fair value of other long-term debt was estimated to approximate its carrying amount.

Contingent liabilities: In connection with the sale of its Mrs. Winner's Chicken & Biscuit restaurant operations and the disposition of its Wendy's restaurant operations, the Company remains secondarily liable for certain real property leases. The Company does not believe it is practicable to estimate the fair value of these contingencies and does not believe any significant loss is likely.

DEVELOPMENT COSTS: Certain direct and indirect costs are capitalized as building and leasehold improvement costs in conjunction with capital improvement projects at existing restaurants and acquiring and developing new J. Alexander's restaurant sites. Such costs are amortized over the life of the related asset. Development costs of $249,000, $131,000 and $179,000 were capitalized during 2007, 2006 and 2005, respectively.

ADVERTISING COSTS: The Company charges costs of advertising to expense at the time the costs are incurred. Advertising expense was $39,000 in 2007 and 2006 and totaled $33,000 in 2005.

SHARE-BASED COMPENSATION: The Company grants to certain employees and directors stock options which typically are for a fixed number of shares and which typically have an exercise price equal to or greater than the fair value of the shares at the date of grant. The Company accounted for stock option grants in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), and related interpretations for fiscal 2005 and prior. Accordingly, no compensation expense was generally recognized for stock option grants for those periods.

On January 2, 2006, the Company adopted the provisions of SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123R"), and U.S. Securities and Exchange Commission ("SEC") Staff Accounting Bulletin No. 107, "Share-Based Payment" ("SAB 107"), requiring the measurement and recognition of all share-based compensation under the fair value method. The Company implemented SFAS 123R using the modified prospective transition method, which does not result in the restatement of previously issued financial statements.

The following table represents the effect on net income and earnings per share if the Company had applied the fair value based SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"), to stock-based compensation:

	Year Ended January 1 2006
Net income, as reported	$ 3,560,000
Deduct: Stock-based employee compensation expense determined under fair value methods for all awards, net of related tax effects	(881,000)
Pro forma net income	$ 2,679,000
Earnings per share:	
Basic, as reported	$ .55
Basic, pro forma	$ .41
Diluted, as reported	$ .52
Diluted, pro forma	$ .39
Weighted average shares used in computation:	
Basic	6,489,000
Diluted	6,801,000

For purposes of pro forma disclosures, the estimated fair value of stock-based compensation plans and other options is amortized to expense primarily over the vesting period. See Note G for further discussion of the Company's stock-based compensation.

USE OF ESTIMATES IN FINANCIAL STATEMENTS: The preparation of the Consolidated Financial Statements requires management of the Company to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the Consolidated Financial Statements and the reported amounts of revenues and expenses during the reporting periods. Significant items subject to such estimates and assumptions include those related to the Company's accounting for gift card and gift certificate breakage, determination of the valuation allowance relative to the Company's deferred tax assets, estimates of useful lives of property and equipment and leasehold improvements, determination of lease terms and accounting for impairment losses, contingencies and litigation. Actual results could differ from the estimates used.

IMPAIRMENT: In accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", long-lived assets, including restaurant property and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and no longer depreciated. The assets and liabilities of a disposal group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

COMPREHENSIVE INCOME: Total comprehensive income was comprised solely of net income for all periods presented.

BUSINESS SEGMENTS: In accordance with the requirements of SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information", management has determined that the Company operates in only one segment.

RECENT ACCOUNTING PRONOUNCEMENTS: In 2006, the Financial Accounting Standards Board ("FASB") issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 provides guidance for using fair value to measure assets and liabilities. The standard expands required disclosures about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. SFAS 157 is effective for fiscal years beginning after November 15, 2007, except for non-financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis, which have been deferred for one year. The Company does not expect the impact of this Statement to have a material effect on its 2008 Consolidated Financial Statements.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"), which gives entities the option to measure eligible financial assets and financial liabilities at fair value on an instrument by instrument basis which are otherwise not permitted to be accounted for at fair value under other accounting standards. The election to use the fair value option is available when an entity first recognizes a financial asset or financial liability. Subsequent changes in fair value must be recorded in earnings. This Statement is effective as of the beginning of a company's first fiscal year after November 15, 2007. The Company does not expect the impact of this Statement to have a material effect on its 2008 Consolidated Financial Statements.

In 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainties in Income Taxes – an interpretation of FASB Statement No. 109" ("FIN 48"), which clarifies the accounting for uncertainty in tax positions. FIN 48 requires that the Company recognize the impact of a tax position in the Company's Consolidated Financial Statements if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The provisions of FIN 48 became effective as of the beginning of the Company's 2007 fiscal year and had no impact on the Company's Consolidated Financial Statements upon adoption.

NOTE B – EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share:

	Years Ended		
	December 30 2007	December 31 2006	January 1 2006
Numerator:			
Net income (numerator for basic and diluted earnings per share)	**$ 4,554,000**	$ 4,717,000	$ 3,560,000
Denominator:			
Weighted average shares (denominator for basic earnings per share)	**6,617,000**	6,551,000	6,489,000
Effect of dilutive securities	**365,000**	288,000	325,000
Adjusted weighted average shares and assumed conversions (denominator for diluted earnings per share)	**6,982,000**	6,839,000	6,814,000
Basic earnings per share	**$ .69**	$ .72	$ .55
Diluted earnings per share	**$ .65**	$ .69	$ .52

In situations where the exercise price of outstanding options is greater than the average market price of common shares, such options are excluded from the computation of diluted earnings per share because of their antidilutive impact. A total of 228,000, 182,000 and 145,000 options were excluded from the computation of diluted earnings per share in 2007, 2006 and 2005, respectively.

NOTE C - PROPERTY AND EQUIPMENT

Balances of major classes of property and equipment are as follows:

	December 30 2007	December 31 2006
Land	$ 15,848,000	$ 15,848,000
Buildings	40,075,000	39,665,000
Buildings under capital leases	375,000	375,000
Leasehold improvements	41,089,000	33,380,000
Restaurant and other equipment	26,102,000	24,158,000
Construction in progress (estimated cost to complete at December 30, 2007, $12,500,000)	760,000	300,000
	124,249,000	113,726,000
Less accumulated depreciation and amortization	(45,698,000)	(41,911,000)
	$ 78,551,000	$ 71,815,000

The Company accrued obligations for fixed asset additions of $610,000, $123,000, $550,000 and $123,000 at December 30, 2007, December 31, 2006, January 1, 2006 and January 2, 2005, respectively. These transactions were subsequently reflected in the Company's Consolidated Statements of Cash Flows at the time cash was exchanged.

NOTE D - LONG-TERM DEBT AND OBLIGATIONS UNDER CAPITAL LEASES

Long-term debt and obligations under capital leases at December 30, 2007 and December 31, 2006, are summarized below:

	December 30 2007		December 31 2006	
	Current	Long-Term	Current	Long-Term
Mortgage loan, 8.6% interest, payable through 2022	$777,000	$21,101,000	$721,000	$21,879,000
Equipment note payable, 4.97% interest, payable through 2009	165,000	14,000	157,000	179,000
Obligation under capital lease, 9.9% interest, payable through 2015	13,000	234,000	11,000	246,000
	$955,000	$21,349,000	$889,000	$22,304,000

Aggregate maturities of long-term debt for the five years succeeding December 30, 2007, are as follows: 2008 - $955,000; 2009 - $877,000 ; 2010 - $955,000; 2011 - $1,038,000; 2012 - $1,123,000.

The Company's mortgage loan, which was obtained in 2002 in the original amount of $25,000,000, has an effective annual interest rate, including the effect of the amortization of deferred issue costs, of 8.6% and is payable in equal monthly installments of principal and interest of approximately $212,000 through November 2022. Provisions of the mortgage loan and related agreements require that a minimum fixed charge coverage ratio be maintained for the restaurants securing the loan and that the Company's leverage ratio not exceed a specified level. The Company was in compliance with all such provisions as of both December 30, 2007 and December 31, 2006. The loan became pre-payable without penalty on October 30, 2007. The mortgage loan is secured by the real estate, equipment and other personal property of nine of the Company's restaurant locations with an aggregate book value of $23,629,000 at December 30, 2007. The real property at these locations is owned by JAX Real Estate, LLC, the entity which is the borrower under the loan agreement and which leases the properties to a wholly-owned subsidiary of the Company as lessee. The Company has guaranteed the obligations of the lessee subsidiary to pay rents under the lease. In addition to JAX Real Estate, LLC, other wholly-owned subsidiaries of the Company, JAX RE Holdings, LLC and JAX Real Estate Management, Inc., act as a holding company and a member of the board of managers of JAX Real Estate, LLC, respectively. While all of these subsidiaries are included in the Company's Consolidated Financial Statements, each of them was established as a special purpose, bankruptcy remote entity and maintains its own legal existence, ownership of its assets and responsibility for its liabilities separate from the Company and its other affiliates.

The Company also maintains a secured bank line of credit agreement which is available for financing capital expenditures related to the development of new restaurants and for general operating purposes. During 2006, the Company entered into an amendment to the loan agreement increasing the maximum available credit under the agreement to $10 million from $5 million and extending the maturity date to July 1, 2009 unless it is converted to a term loan under the provisions of the agreement prior to May 1, 2009. The line of credit is secured by mortgages on the real estate of two of the Company's restaurant locations with an aggregate book value of $7,346,000 at December 30, 2007. In connection with the increased credit availability, the Company also agreed not to encumber, sell or transfer four other fee-owned properties. Provisions of the loan agreement, as amended, require that the Company maintain a fixed charge coverage ratio of at least 1.5 to 1 and a maximum adjusted debt to EBITDAR (as defined in the loan agreement) ratio of 3.5 to 1. The loan agreement also provides that defaults which permit acceleration of debt under other loan agreements constitute a default under the bank agreement and restricts the Company's ability to incur additional debt outside of the agreement. Any amounts outstanding under the line of credit bear interest at the LIBOR rate as defined in the loan agreement plus a spread of 1.75% to 2.25%, depending on the Company's leverage ratio in a permitted range. There were no borrowings outstanding under the line as of December 30, 2007 or December 31, 2006.

In 2004, the Company obtained $750,000 of long-term equipment financing. The note payable related to the financing has an interest rate of 4.97% and is payable in equal monthly installments of principle and interest of approximately $14,200 through January 2009. The note payable is secured by restaurant equipment at one of the Company's restaurants.

Cash interest payments amounted to $1,885,000, $1,946,000 and $2,021,000 in 2007, 2006 and 2005, respectively. Interest costs of $137,000 and $65,000 were capitalized as part of building and leasehold costs in 2007 and 2005, respectively. No interest costs were capitalized during 2006.

The carrying value and estimated fair value of the Company's mortgage loan were $21,878,000 and $22,836,000, respectively, at December 30, 2007 compared to $22,600,000 and $24,479,000, respectively, at December 31, 2006. With respect to the equipment note payable, the carrying value and estimated fair value were $179,000 and $176,000, respectively, at December 30, 2007 compared to $336,000 and $327,000, respectively, at December 31, 2006.

NOTE E - LEASES

At December 30, 2007, the Company was lessee under both ground leases (the Company leases the land and builds its own buildings) and improved leases (lessor owns the land and buildings) for restaurant locations. These leases are generally operating leases.

Real estate lease terms are generally for 15 to 20 years and, in many cases, provide for rent escalations and for one or more five-year renewal options. The Company is generally obligated for the cost of property taxes, insurance and maintenance. Certain real property leases provide for contingent rentals based upon a percentage of sales. In addition, the Company is lessee under other noncancelable operating leases, principally for office space.

Accumulated amortization of buildings under capital leases totaled $141,000 at December 30, 2007 and $108,000 at December 31, 2006. Amortization of leased assets is included in depreciation and amortization expense.

Total rental expense amounted to:

	Years Ended		
	December 30 2007	December 31 2006	January 1 2006
Minimum rentals under operating leases	**$3,431,000**	$3,214,000	$2,913,000
Contingent rentals	**119,000**	101,000	113,000
Less: Sublease rentals	**—**	(64,000)	(100,000)
	$3,550,000	$3,251,000	$2,926,000

At December 30, 2007, future minimum lease payments under capital leases and noncancelable operating leases (excluding renewal options) with initial terms of one year or more are as follows:

	Capital Leases	Operating Leases
2008	$ 36,000	$ 3,333,000
2009	36,000	3,681,000
2010	54,000	3,731,000
2011	56,000	3,686,000
2012	56,000	3,395,000
Thereafter	116,000	23,380,000
Total minimum payments	354,000	$ 41,206,000
Less imputed interest	(107,000)	
Present value of minimum rental payments	247,000	
Less current maturities at December 30, 2007	(13,000)	
Long-term obligations at December 30, 2007	$ 234,000	

NOTE F - INCOME TAXES

Significant components of the Company's income tax provision are as follows:

	Years Ended		
	December 30 2007	December 31 2006	January 1 2006
Current:			
Federal	**$ 1,128,000**	$ 1,688,000	$ 1,439,000
State	**266,000**	443,000	333,000
Total	**1,394,000**	2,131,000	1,772,000
Deferred:			
Federal	**(106,000)**	(607,000)	(673,000)
State	**(148,000)**	(56,000)	(234,000)
Total	**(254,000)**	(663,000)	(907,000)
Income tax provision	**$ 1,140,000**	$ 1,468,000	$ 865,000

The Company's effective tax rate differed from the federal statutory rate as set forth in the following table:

	Years Ended		
	December 30 2007	December 31 2006	January 1 2006
Tax expense computed at federal statutory rate (34%)	**$ 1,936,000**	$ 2,103,000	$ 1,504,000
State income taxes, net of federal benefit	**166,000**	255,000	146,000
Effect of tax credits	**(1,071,000)**	(833,000)	(695,000)
Decrease in valuation allowance	**(11,000)**	(10,000)	(186,000)
Other, net	**120,000**	(47,000)	96,000
Income tax provision	**$ 1,140,000**	$ 1,468,000	$ 865,000

The Company made net income tax payments of $2,005,000, $2,058,000 and $1,528,000 in 2007, 2006 and 2005, respectively.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets as of December 30, 2007 and December 31, 2006, are as follows:

	December 30 2007	December 31 2006
Deferred tax liabilities:		
Deferred gain on involuntary conversion	**$ 45,000**	$ 45,000
Total deferred tax liabilities	**45,000**	45,000
Deferred tax assets:		
Deferred compensation accruals	**693,000**	619,000
Book over tax depreciation	**1,204,000**	708,000
Compensation related to variable stock option award	**216,000**	216,000
Net operating loss carryforwards	**130,000**	117,000
Tax credit carryforwards	**3,898,000**	4,688,000
Deferred rent obligations	**1,639,000**	1,463,000
Other – net	**365,000**	91,000
Total deferred tax assets	**8,145,000**	7,902,000
Valuation allowance for deferred tax assets	**(1,712,000)**	(1,723,000)
	6,433,000	6,179,000
Net deferred tax assets	**$ 6,388,000**	$ 6,134,000

At December 30, 2007, the Company had tax credit carryforwards of $3,898,000 available to reduce future federal income taxes. These carryforwards consist of FICA tip credits which expire in the years 2025 through 2027 and alternative minimum tax credits which may be carried forward indefinitely. In addition, the Company had net operating loss carryforwards of $3,941,000 available to reduce state income taxes which expire from 2010 to 2016. The use of these net operating losses is limited to the future taxable earnings of certain of the Company's subsidiaries.

SFAS No. 109, "Accounting for Income Taxes", establishes procedures to measure deferred tax assets and liabilities and assess whether a valuation allowance relative to existing deferred tax assets is necessary. Management assesses the likelihood of realization of the Company's deferred tax assets and the need for a valuation allowance with respect to those assets based on its forecasts of the Company's future taxable income adjusted by varying probability factors. Based on its analysis, management concluded that for years 2005 through 2007 a valuation allowance was needed for federal alternative minimum tax (AMT) credit carryforwards of $1,657,000 and for tax assets related to certain state net operating loss carryforwards, the use of which involves considerable uncertainty. As a result, the beginning of the year valuation allowance was reduced by $122,000 for 2005, with a corresponding credit made to the Company's income tax provision for that year. The valuation allowance provided for these items decreased by $11,000 during 2007 and $10,000 in 2006 and totaled $1,712,000 at December 30, 2007. Even though the AMT credit carryforwards do not expire, their use is not presently considered more likely than not because significant increases in earnings levels are expected to be necessary to utilize them since they must be used only after certain other carryforwards currently available, as well as additional tax credits which are expected to be generated in future years, are realized. It is the Company's belief that it is more likely than not that its net deferred tax assets will be realized.

In connection with the provisions of FIN 48, the Company has analyzed its filing positions in all of the federal and state jurisdictions where it is required to file income tax returns, as well as all open tax years in these jurisdictions. Periods subject to examination for the Company's federal return are the 2004 through 2006 tax years. The periods subject to examination for the Company's state returns are the tax years 2003 through 2006.

Upon adopting the provisions of FIN 48 as of January 1, 2007, the Company believed that its income tax filing positions and deductions would be sustained on audit and did not anticipate any adjustments that would result in a material change to its financial position. Therefore, no reserves for uncertain income tax positions were recorded pursuant to the adoption of FIN 48. In addition, the Company did not record a cumulative effect adjustment related to the adoption of FIN 48. During the fourth quarter of 2007, the Company took a tax position that increased the liability for uncertain tax positions by $593,000. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Balance at January 1, 2007	$ —
Additions based on tax positions taken during a prior period	—
Additions based on tax positions taken during the current period	593,000
Reductions related to lapse of applicable statute of limitations	—
Balance at December 30, 2007	$ 593,000

The Company's accounting policy with respect to interest and penalties arising from income tax settlements is to recognize them as part of the provision for income taxes. There were no interest or penalty amounts accrued as of January 1, 2007 or December 30, 2007 and no significant interest or penalty amounts recognized during fiscal 2007.

NOTE G - STOCK OPTIONS AND BENEFIT PLANS

Under the Company's Amended and Restated 2004 Equity Incentive Plan, directors, officers and key employees of the Company may be granted options to purchase shares of the Company's common stock. Options to purchase the Company's common stock also remain outstanding under the Company's 1994 Employee Stock Incentive Plan and the 1990 Stock Option Plan for Outside Directors, although the Company no longer has the ability to issue additional awards under these plans.

Effective January 2, 2006, the Company adopted the provisions of SFAS 123R using a modified prospective application. Prior to the adoption of SFAS 123R, the Company accounted for share-based payments to employees using the intrinsic value method under APB 25. Under the provisions of APB 25, stock option awards were generally accounted for using fixed plan accounting whereby the Company recognized no compensation expense for stock option awards because the exercise price of options granted was equal to the fair value of the common stock at the date of grant.

Under the modified prospective application, the provisions of SFAS 123R apply to non-vested awards which were outstanding on January 1, 2006 and to new awards and the modification, repurchase or cancellation of awards after January 1, 2006. Under the modified prospective approach, compensation expense recognized in 2006 includes share-based compensation cost for all share-based payments granted prior to, but not yet vested as of January 2, 2006, based on the grant-date fair value estimated in accordance with the original provisions of SFAS No. 123 and recognized as expense over the remaining requisite service period. Compensation expense recognized in 2006 also includes compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123R and recognized as expense over the applicable requisite service period. Prior periods were not restated to reflect the impact of adopting the new standard.

Share-based compensation expense totaling $240,000 and $84,000 was recognized for 2007 and 2006, respectively. During 2007, the Company recorded a deferred tax benefit of $56,000 related to share-based compensation expense.

The adoption of SFAS 123R had no cumulative change effect on reported basic and diluted earnings per share. At December 30, 2007, the Company had $1,067,000 of unrecognized compensation cost related to share-based payments which is expected to be recognized over a weighted-average period of approximately 3.3 years.

The Company uses the Black-Scholes option pricing model to estimate the fair value of share-based awards and used the following weighted-average assumptions for the indicated periods:

	Years Ended		
	December 30 2007	December 31 2006	January 1 2006
Dividend yield	**.76%**	1.22%	1.22%
Volatility factor	**.3128**	.4001	.4005
Risk-free interest rate	**4.55%**	4.56%	4.44%
Expected life of options (in years)	**4.8**	6.4	5.6
Weighted-average grant date fair value	**$3.86**	$3.43	$3.10

The expected life of options granted during 2007 was calculated in accordance with the simplified method described in Staff Accounting Bulletin Topic 14.D.2.

A summary of options under the Company's option plans is as follows:

Options	Shares	Option Prices	Weighted Average Exercise Price
Outstanding at January 2, 2005	725,527	$2.08 – $ 9.88	$4.31
Issued	272,500	8.22 – 9.50	8.56
Exercised	(71,215)	2.08 – 4.25	2.80
Expired or canceled	(58,669)	4.25 – 9.75	9.05
Outstanding at January 1, 2006	868,143	2.24 – 9.88	5.45
Issued	99,000	8.21 – 8.67	8.23
Exercised	(38,183)	2.24 – 8.22	3.68
Expired or canceled	(28,000)	3.44 – 9.88	7.74
Outstanding at December 31, 2006	900,960	2.24 – 9.50	5.76
Issued	305,000	13.09 – 15.00	14.19
Exercised	(94,828)	2.24 – 8.19	4.50
Expired or canceled	(44,000)	2.24 – 8.75	8.26
Outstanding at December 30, 2007	1,067,132	$2.24 – $15.00	$8.18

Options exercisable and shares available for future grant were as follows:

	December 30 2007	December 31 2006	January 1 2006
Options exercisable	**689,132**	813,960	841,799
Shares available for grant	**152,169**	113,169	186,169

The aggregate intrinsic value of stock options represents the total pre-tax intrinsic value (the difference between the Company's closing stock price at fiscal year-end and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on the fiscal year-end date. This amount changes based on the fair market value of the Company's stock. The aggregate intrinsic value of options outstanding at December 30, 2007 was $3.2 million, and the aggregate intrinsic value of options exercisable at that date totaled $3.1 million. The total intrinsic value of options exercised was $807,000, $183,000 and $396,000 for 2007, 2006 and 2005, respectively, and the Company recorded benefits of tax deductions in excess of recognized compensation costs totaling $309,000, $62,000 and $114,000 in 2007, 2006 and 2005, respectively.

The following table summarizes the Company's non-vested stock option activity for the year ended December 30, 2007:

	Number of Shares	Weighted-Average Grant-Date Fair Value
Non-vested stock options at December 31, 2006	87,000	$3.45
Granted	305,000	3.86
Vested	(5,000)	4.39
Forfeited	(9,000)	3.34
Non-vested stock options at December 30, 2007	378,000	$3.76

The following table summarizes information about the Company's stock options outstanding at December 30, 2007:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding at December 30 2007	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable at December 30 2007	Weighted Average Exercise Price
$2.24 – $ 2.25	55,000	3.2 years	$2.25	55,000	$2.25
2.75 – 3.44	120,932	.8 years	2.77	120,932	2.77
3.88 – 5.69	226,700	2.4 years	3.98	226,700	3.98
7.61 – 9.50	359,500	7.9 years	8.45	286,500	8.51
13.09 – 15.00	305,000	6.4 years	14.19	—	—
$2.24 – $15.00	1,067,132		$8.18	689,132	$5.51

Options exercisable at December 31, 2006 and January 1, 2006 had weighted average exercise prices of $5.49 and $5.46, respectively.

The Company has an Employee Stock Purchase Plan under which 75,547 shares of the Company's common stock are available for issuance. No shares have been issued under the plan since 1997.

The Company has Salary Continuation Agreements which provide retirement and death benefits to executive officers. The expense recognized under these agreements was $201,000, $203,000 and $137,000 in 2007, 2006 and 2005, respectively.

The Company has a Savings Incentive and Salary Deferral Plan under Section 401(k) of the Internal Revenue Code which allows qualifying employees to defer a portion of their income on a pre-tax basis through contributions to the plan. All Company employees with at least 1,000 hours of service during the twelve month period subsequent to their hire date, or any calendar year thereafter, and who are at least 21 years of age are eligible to participate. For each dollar of participant contributions, up to 3% of each participant's salary, the Company makes a minimum 25% matching contribution to the plan. The Company's matching contributions totaled $63,000, $51,000 and $50,000 for fiscal years 2007, 2006 and 2005, respectively.

In 1999, the Company established the 1999 Loan Program ("Loan Program") to allow eligible employees to make purchases of the Company's common stock. All employee borrowings were used exclusively for that purpose and accrued interest at the rate of 3% annually until paid in full. Interest related to borrowings under the Loan Program was payable quarterly until December 31, 2006 at which time the entire unpaid principal amount and unpaid interest became due. As of January 1, 2006, notes receivable under the Loan Program totaled $376,000 and were reported as a reduction from the Company's stockholders' equity. All balances outstanding under the notes receivable had been repaid as of December 31, 2006. For purposes of computing earnings per share, the shares purchased through the Loan Program have been included as outstanding shares in the weighted average share calculation.

NOTE H - EMPLOYEE STOCK OWNERSHIP PLAN

In 1992, the Company established an Employee Stock Ownership Plan ("ESOP") which purchased shares of the Company's common stock from a trust created by the late Jack C. Massey, the Company's former Board Chairman, and the Jack C. Massey Foundation. The Company originally funded the ESOP by loaning it an amount equal to the purchase price, with the loan secured by a pledge of the unallocated stock held by the ESOP. In subsequent years the Company made contributions to the ESOP which allowed the ESOP to repay its loan and related interest to the Company. As the ESOP loan was repaid, shares of stock were allocated to participants' accounts in proportion to their compensation for each year. The note receivable from the ESOP was paid in full during 2005 and all shares had been allocated to eligible participants as of January 1, 2006.

All Company employees with at least 1,000 hours of service during the twelve month period subsequent to their hire date, or any calendar year thereafter, and who are at least 21 years of age, are eligible to participate in the ESOP. Five years of service with the Company are generally required for a participant's account to vest.

During 2007, a $50,000 contribution to the ESOP was approved by the Company's Board of Directors resulting in recognition of $50,000 of compensation expense. Compensation expense of $192,000 was recorded with respect to the Company's contributions to the ESOP in 2005. The Company made no contribution to the ESOP in 2006. The ESOP held 211,525 shares of the Company's common stock at December 30, 2007. For purposes of computing earnings per share, the shares originally purchased by the ESOP are included as outstanding shares in the weighted average share calculation.

NOTE I - SHAREHOLDER RIGHTS PLAN

The Company's Board of Directors has adopted a shareholder rights plan intended to protect the interests of the Company's shareholders if the Company is confronted with coercive or unfair takeover tactics, by encouraging third parties interested in acquiring the Company to negotiate with the Board of Directors.

The shareholder rights plan is a plan by which the Company has distributed rights ("Rights") to purchase (at the rate of one Right per share of common stock) one-hundredth of a share of no par value Series A Junior Preferred (a "Unit") at an exercise price of $12.00 per Unit. The Rights are attached to the common stock and may be exercised only if a person or group acquires 20% of the outstanding common stock or initiates a tender or exchange offer that would result in such person or group acquiring 10% or more of the outstanding common stock. Upon such an event, the Rights "flip-in" and each holder of a Right will thereafter have the right to receive, upon exercise, common stock having a value equal to two times the exercise price. All Rights beneficially owned by the acquiring person or group triggering the "flip-in" will be null and void. Additionally, if a third party were to take certain action to acquire the Company, such as a merger or other business combination, the Rights would "flip-over" and entitle the holder to acquire shares of the acquiring person with a value of two times the exercise price. The Rights are redeemable by the Company at any time before they become exercisable for $0.01 per Right and expire May 16, 2009. In order to prevent dilution, the exercise price and number of Rights per share of common stock will be adjusted to reflect splits and combinations of, and common stock dividends on, the common stock.

During 1999, the shareholder rights plan was amended by altering the definition of "acquiring person" to specify that Solidus LLC, a predecessor to Solidus Company, L.P., and its affiliates shall not be or become an acquiring person as the result of its acquisition of Company stock in excess of 20% or more of Company common stock outstanding. E. Townes Duncan, a director of the Company, is the Chief Executive Officer of Solidus General Partner, LLC which is the general partner of Solidus Company, L.P.

NOTE J - COMMITMENTS AND CONTINGENCIES

As a result of the disposition of its Wendy's operations in 1996, the Company remains secondarily liable for certain real property leases with remaining terms of one to eight years. The total estimated amount of lease payments remaining on these 15 leases at December 30, 2007 was approximately $2.4 million. In connection with the sale of its Mrs. Winner's Chicken & Biscuit restaurant operations in 1989 and certain previous dispositions, the Company also remains secondarily liable for certain real property leases with remaining terms of one to five years. The total estimated amount of lease payments remaining on these 20 leases at December 30, 2007, was approximately $1.1 million. Additionally, in connection with the previous disposition of certain other Wendy's restaurant operations, primarily the southern California restaurants in 1982, the Company remains secondarily liable for certain real property leases with remaining terms of one to five years. The total estimated amount of lease payments remaining on these nine leases as of December 30, 2007, was approximately $.7 million.

The Company is from time to time subject to routine litigation incidental to its business. The Company believes that the results of such legal proceedings will not have a materially adverse effect on the Company's financial condition, operating results or liquidity.

NOTE K - ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities included the following:

	December 30 2007	December 31 2006
Taxes, other than income taxes	**$1,884,000**	$1,813,000
Salaries, wages, vacation and incentive compensation	**1,266,000**	1,745,000
Insurance	**304,000**	387,000
Interest	**151,000**	165,000
Cash dividend payable	**666,000**	657,000
Utilities	**218,000**	205,000
Other	**634,000**	556,000
	$5,123,000	$5,528,000

NOTE L-INTANGIBLE ASSETS AND DEFERRED CHARGES

Intangible assets recorded on the accompanying Consolidated Balance Sheet at December 30, 2007 include deferred loan costs and other intangible assets with finite lives which are scheduled to be amortized over their estimated useful lives. For the next five years, scheduled amortization is as follows: 2008 - $121,000; 2009 - $105,000; 2010 - $70,000; 2011 - $56,000; 2012 - $53,000.

NOTE M - RELATED PARTY TRANSACTIONS

E. Townes Duncan, a director of the Company, is the Chief Executive Officer of Solidus General Partner, LLC which is the general partner of Solidus Company, L.P. ("Solidus"), the Company's largest shareholder. In 2005, the Company entered into an Amended and Restated Standstill Agreement ("Agreement") with Solidus Company, a predecessor to Solidus, to extend, subject to certain conditions, certain previously existing contractual restrictions on Solidus Company's shares of the Company's common stock until December 1, 2009. Under the Agreement Solidus Company agreed that it will not seek to increase its ownership of the Company's common stock above 33% of the common stock outstanding and that it will not sell or otherwise transfer its common stock without the consent of the Company's Board of Directors; provided that Solidus Company and its affiliate may sell up to 106,000 shares per 12 month period beginning December 1, 2006. The Agreement also generally precludes Solidus from soliciting proxies with respect to the Company's voting securities, depositing any voting securities in a voting trust or any similar arrangement and selling, transferring or otherwise disposing of any of the Company's voting securities other than as noted above and as provided in a previous agreement as discussed below. Such restrictions are subject to termination should certain events transpire.

Under a previous agreement with Solidus Company, the Company authorized Solidus Company to pledge 1,747,846 shares of the Company's common stock as collateral security for the payment and performance of Solidus Company's obligations under a credit agreement with a bank. The Agreement maintains, consistent with the previous agreement, a provision that in the event that Solidus defaults on its obligations to the bank, and such default results in the need to liquidate the related collateral, the bank is required to give the Company written notice of the number of shares it intends to sell and the price at which such shares are to be sold. The Company has the exclusive right within the first 30 days subsequent to receipt of such written notice to purchase all or any portion of the shares subject to sale and, should the Company decline to purchase any of the applicable shares, the bank may sell such shares over the ensuing 50 days on terms no more favorable than the terms stated in the written notice referred to above.

The Agreement will continue until at least January 15, 2009, as a result of the Company's payment of cash dividends to all shareholders of $.10 per share in January of 2006, 2007 and 2008 and will remain in effect until the expiration date provided that the Company pays a minimum cash dividend to all shareholders of either $.025 per share each quarter or $.10 per share prior to January 15, 2009. The Agreement was negotiated and approved on behalf of the Company by the Audit Committee of the Board of Directors, which is comprised solely of independent directors. The Company's ability to pay future dividends will depend on its financial condition and results of operations at any time such dividends are considered or paid.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
J. Alexander's Corporation:

We have audited the accompanying consolidated balance sheets of J. Alexander's Corporation and subsidiaries as of December 30, 2007 and December 31, 2006, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the years in the three fiscal year period ended December 30, 2007. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of J. Alexander's Corporation and subsidiaries as of December 30, 2007 and December 31, 2006, and the results of their operations and their cash flows for each of the years in the three fiscal year period ended December 30, 2007, in conformity with U.S. generally accepted accounting principles.

As discussed in Notes A and G to the consolidated financial statements, in 2006 the Company changed its method of accounting for share-based payments. As discussed in Notes A and F to the consolidated financial statements, the Company changed the manner in which it accounts for uncertain tax positions in 2007.

KPMG LLP

Nashville, Tennessee
March 31, 2008

UNAUDITED QUARTERLY RESULTS OF OPERATIONS

The following is a summary of the quarterly results of operations for the years ended December 30, 2007 and December 31, 2006 (in thousands, except per share amounts):

	2007 Quarters Ended			
	April 1	**July 1**	**September 30**	**December 30**
Net sales	**$ 36,525**	**$ 34,742**	**$ 33,356**	**$ 36,645**
Operating income	**3,076**	**1,558**	**502**	**1,690**[1]
Net income	**2,025**	**953**	**390**	**1,186**
Basic earnings per share	**.31**	**.14**	**.06**	**.18**
Diluted earnings per share	**.29**	**.14**	**.06**	**.17**

	2006 Quarters Ended			
	April 2	July 2	October 1	December 31
Net sales	$ 35,238	$ 33,341	$ 32,891	$ 36,188
Operating income	2,204	1,315	938	3,200[2]
Net income	1,437	711	436	2,133
Basic earnings per share	.22	.11	.07	.32
Diluted earnings per share	.21	.10	.06	.31

(1) Includes incentive compensation expense of $16.
(2) Includes incentive compensation expense of $528.

STOCK PRICE AND DIVIDEND INFORMATION

The common stock of J. Alexander's Corporation is listed on the American Stock Exchange under the symbol JAX. The approximate number of record holders of the Company's common stock at March 28, 2008 was 1,100. The following table summarizes the price range of the Company's common stock for each quarter of 2007 and 2006, as reported from price quotations from the American Stock Exchange, and the dividends declared and paid with respect to the periods indicated:

2007	**Low**	**High**	**Dividends Paid**	**Dividends Declared**
1st Quarter	**$ 8.65**	**$ 11.49**	**$ .10**	**$ —**
2nd Quarter	**11.14**	**15.39**	**—**	**—**
3rd Quarter	**11.00**	**14.52**	**—**	**—**
4th Quarter	**9.21**	**13.72**	**—**	**.10**

2006	Low	High	Dividends Paid	Dividends Declared
1st Quarter	$ 7.75	$ 8.48	$ .10	$ —
2nd Quarter	7.95	9.05	—	—
3rd Quarter	8.30	8.91	—	—
4th Quarter	8.47	9.55	—	.10

The following table sets forth selected financial data for each of the years in the five-year period ended December 30, 2007:

	Years Ended				
(Dollars in thousands, except per share data)	**December 30 2007**	December 31 2006	January 1 2006	January 2 2005[1]	December 28 2003
Operations					
Net sales	**$ 141,268**	$ 137,658	$ 126,617	$ 122,918	$ 107,059
Pre-opening expense	**939**	—	411	—	897
Income before income taxes	**5,694**	6,185	4,425	4,378	2,158[4]
Net income	**4,554**	4,717	3,560	4,822[2]	3,280[3,4]
Depreciation and amortization	**5,482**	5,391	5,039	4,923	4,591
Cash flows provided by operations	**9,198**	10,862	7,406	8,936	6,908
Purchase of property and equipment	**11,876**	3,632	6,461	3,010	9,418
Financial Position (end of period)					
Cash and cash equivalents	**$ 11,325**	$ 14,688	$ 8,200	$ 6,129	$ 872
Property and equipment, net	**78,551**	71,815	74,187	72,425	73,613
Total assets	**104,579**	99,414	94,300	89,554	83,740
Long-term debt and obligations under capital leases (excluding current portion)	**21,349**	22,304	23,193	24,017	24,642
Stockholders' equity	**62,581**	57,830	53,107	49,602	44,432
Per Share Data					
Basic earnings per share	**$ .69**	$ .72	$ .55	$ .75	$ .50
Diluted earnings per share	**.65**	.69	.52	.71	.49
Dividends declared per share	**.10**	.10	.10	—	—
Stockholders' equity	**9.40**	8.80	8.13	7.68	6.91
Market price at year end	**9.95**	8.91	8.02	7.40	7.00
J. Alexander's Restaurant Data					
Weighted average annual sales per restaurant	**$ 4,971**	$ 4,909	$ 4,644	$ 4,462	$ 4,243
Restaurants open at year end	**30**	28	28	27	27

(1) Includes 53 weeks of operations, compared to 52 weeks for all other years presented.

(2) Includes deferred income tax benefit of $1,531 related to an adjustment of the Company's beginning of the year valuation allowance for deferred income tax assets in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes".

(3) Includes deferred income tax benefit of $1,475 related to an adjustment of the Company's beginning of the year valuation allowance for deferred income tax assets in accordance with SFAS No. 109, "Accounting for Income Taxes".

(4) Includes non-cash compensation expense of $552 related to a stock option grant accounted for as a variable stock option award.

Note: On January 15, 2008, the Company paid a cash dividend of $.10 per share to all shareholders of record on December 31, 2007. Payment of this dividend extended certain contractual standstill restrictions under an agreement with Solidus Company, L.P., the Company's largest shareholder, through January 15, 2009. Payment of future dividends will be within the discretion of the Company's Board of Directors and will depend, among other factors, on earnings, capital requirements and the operating and financial condition of the Company.

CORPORATE INFORMATION

FORM 10-K
A copy of the Company's annual report to the Securities and Exchange Commission on Form 10-K may be obtained without charge by any shareholder by writing directly to:

R. Gregory Lewis
Vice President and Chief Financial Officer
3401 West End Avenue, Suite 260
P.O. Box 24300
Nashville, Tennessee 37202

TRANSFER AGENT AND REGISTRAR
Computershare Investor Services, LLC
P.O. Box 43078
Providence, Rhode Island 02940-3078
(800) 568-3476

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
KPMG LLP, Nashville, Tennessee

CORPORATE OFFICES
3401 West End Avenue, Suite 260
P.O. Box 24300
Nashville, Tennessee 37202
(615) 269-1900
www.jalexanders.com

AMEX SYMBOL
JAX

ANNUAL MEETING
The Annual Meeting of Shareholders will be held May 13, 2008, at 10 a.m., Nashville time, at the Loews Vanderbilt Hotel, Nashville, Tennessee.

AVAILABLE INFORMATION
The Company's annual reports, shareholders letters and quarterly and other news releases are posted on its web site (www.jalexanders.com). If you would like to have a printed copy of any of this information mailed to you, please call or write Janice Jackson in the corporate offices and she will be glad to send them to you.

BOARD OF DIRECTORS
E. Townes Duncan [2]
Chief Executive Officer
Solidus General Partner, LLC

Garland G. Fritts [1][2]
Fry Consultants Incorporated

Brenda B. Rector [1][2]
Retired Vice President, Controller and Chief Accounting Officer
Province Healthcare Company

J. Bradbury Reed
Attorney
Bass, Berry & Sims PLC

Joseph N. Steakley [1][2]
Senior Vice President - Internal Audit
HCA Inc.

Lonnie J. Stout II
Chairman, President and Chief Executive Officer

(1) Audit Committee Member
(2) Compensation/Stock Option Committee Member

OFFICERS
Lonnie J. Stout II
Chairman, President and Chief Executive Officer

R. Gregory Lewis
Vice President and Chief Financial Officer

J. Michael Moore
Vice President, Human Resources and Administration

Mark A. Parkey
Vice President and Controller

RESTAURANT OPERATIONS MANAGEMENT
Ralph G. Carnevale
Director of Operations

Christopher P. Conlon
Regional Director

Joseph D. Davi
Regional Director

Ian D. Dodson
Regional Director

CORPORATE STAFF
Fred A. Anderson
Director of Accounting

Richard B. Carson
Director of Real Estate and Development

Tony R. Espinosa
Director of Human Resources

James A. Filaroski
Director of Product Development and Corporate Chef

William G. Mullins
Director of Construction

Jason S. Parks
Director of Information Systems

J. ALEXANDER'S CORPORATION

3401 West End Avenue
Suite 260
P.O. Box 24300
Nashville, Tennessee 37202

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To the Shareholders of J. Alexander's Corporation:

The Annual Meeting of Shareholders of J. Alexander's Corporation (the "Company") will be held at the Loews Vanderbilt Hotel, 2100 West End Avenue, Nashville, Tennessee 37203 at 10:00 a.m., Nashville time, on Tuesday, May 13, 2008 for the following purposes:

(1) To elect six directors to hold office for a term of one year and until their successors have been elected and qualified; and

(2) To transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

Only shareholders of record at the close of business on March 25, 2008 are entitled to notice of and to vote at the meeting or any adjournment or postponement thereof.

Your attention is directed to the Proxy Statement accompanying this notice for a more complete statement regarding the matters to be acted upon at the meeting.

We hope very much that you will be able to be with us. If you do not plan to attend the meeting in person, you are requested to complete, sign and date the enclosed proxy card and return it promptly in the enclosed addressed envelope, which requires no postage if mailed in the United States, or follow the instructions on the enclosed proxy card for voting by telephone or the Internet.

By Order of the Board of Directors

R. GREGORY LEWIS
Secretary

April 11, 2008

Page Intentionally Left Blank

J. ALEXANDER'S CORPORATION

3401 West End Avenue
Suite 260
P.O. Box 24300
Nashville, Tennessee 37202

PROXY STATEMENT

FOR ANNUAL MEETING OF SHAREHOLDERS

May 13, 2008

The enclosed proxy is solicited by and on behalf of the Board of Directors of J. Alexander's Corporation (the "Company") for use at the Annual Meeting of Shareholders to be held on Tuesday, May 13, 2008, at 10:00 a.m., Nashville time, at Loews Vanderbilt Hotel, 2100 West End Avenue, Nashville, Tennessee 37203 and at any adjournments or postponements thereof, for the purposes set forth in the foregoing Notice of Annual Meeting of Shareholders. Copies of the proxy, this Proxy Statement and the attached Notice are being mailed to shareholders on or about April 11, 2008.

Proxies may be solicited by mail, telephone or telecopy. All costs of this solicitation will be borne by the Company. The Company does not anticipate paying any compensation to any party other than its regular employees for the solicitation of proxies, but may reimburse brokerage firms and others for their reasonable expenses in forwarding solicitation material to beneficial owners.

Shares represented by such proxies will be voted in accordance with the choices specified thereon. If no choice is specified, the shares will be voted FOR the election of the director nominees named herein. The Board of Directors does not know of any other matters which will be presented for action at the meeting, but the persons named in the proxy intend to vote or act with respect to any other proposal which may be properly presented for action according to their best judgment in light of the conditions then prevailing.

A proxy may be revoked by a shareholder at any time before its exercise by attending the meeting and voting in person, by filing with the Secretary of the Company a written revocation, by duly executing a proxy bearing a later date or by casting a new vote by telephone or the Internet.

Each share of the Company's Common Stock, $.05 par value (the "Common Stock"), issued and outstanding on March 25, 2008 (the "Record Date"), will be entitled to one vote on all matters to come before the meeting. As of the Record Date, there were outstanding 6,673,468 shares of Common Stock.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of March 25, 2008, certain information with respect to those persons known to the Company to be the beneficial owners (as defined by certain rules of the Securities and Exchange Commission (the "Commission")) of more than five percent of the Common Stock, its only voting security, and with respect to the beneficial ownership of the Common Stock by all directors, each of the executive officers named in the Summary Compensation Table, and all executive officers and directors of the Company as a group (9 persons). Except as otherwise specified, the shares indicated are presently outstanding.

Name and Address of Beneficial Owner	Amount of Common Stock Beneficially Owned	Percentage of Outstanding Common Stock (1)
E. Townes Duncan** 4015 Hillsboro Pike, Suite 214 Nashville, TN 37215	1,784,906(2)	26.7%
Solidus Company, L.P. 4015 Hillsboro Pike, Suite 214 Nashville, TN 37215	1,758,246(3)	26.3%
Andreeff Equity Advisors, L.L.C. 450 Laurel Street, Suite 2105 Baton Rouge, LA 70801	564,143(4)	8.5%
Advisory Research, Inc 180 North Stetson St., Suite 5500 Chicago, IL 60601	538,673(5)	8.1%
Dimensional Fund Advisors LP 1299 Ocean Avenue Santa Monica, CA 90401	530,834(6)	8.0%
Lonnie J. Stout II**** 3401 West End Avenue, Suite 260 Nashville, TN 37203	504,094(7)	7.2%
R. Gregory Lewis***	142,559(8)	2.1%
J. Bradbury Reed**	137,438(9)	2.1%
J. Michael Moore***	61,543(10)	*
Garland G. Fritts**	32,800(11)	*
Brenda B. Rector**	13,000(12)	*
Joseph N. Steakley**	13,000(13)	*
All directors and executive officers as a group	2,707,691(14)	37.3%

* Less than one percent.
** Director.
*** Named Officer.
**** Director and Named Officer.

(1) Pursuant to the rules of the Commission, shares of Common Stock subject to options held by directors and executive officers of the Company which are exercisable within 60 days of March 25, 2008, are deemed outstanding for the purpose of computing such director's or executive officer's percentage ownership and the percentage ownership of all directors and executive officers as a group, but are not deemed outstanding for the purpose of computing the percentage ownership of the other persons shown in the table. Unless otherwise indicated, each individual has sole voting and dispositive power with respect to all shares shown.

(2) Includes 9,000 shares issuable upon exercise of certain options held by Mr. Duncan, 12,760 shares directly held by Mr. Duncan, 240 shares owned by Mr. Duncan's wife, 100 shares that Mr. Duncan holds as custodian for children, 4,560 shares that are held in trusts of which Mr. Duncan's wife is trustee, and 1,758,246 shares that are beneficially owned as of the Record Date by Solidus Company, L.P. ("Solidus"), a Tennessee limited partnership. Mr. Duncan is the Chief Executive Officer of Solidus General Partner, LLC which is the general partner of Solidus. The shares beneficially owned by Solidus are pledged to Pinnacle Bank, N.A. as collateral for a loan.

(3) Includes 1,758,246 shares held as of the Record Date by Solidus. Solidus shares voting and dispositive power with respect to its shares with Mr. Duncan, the Chief Executive Officer of Solidus General Partner, LLC which is the General Partner of Solidus. Mr. Duncan's beneficial ownership in such shares is shown above. The shares beneficially owned by Solidus are pledged to Pinnacle Bank, N.A. as collateral for a loan.

(4) Andreeff Equity Advisors, L.L.C. shares beneficial ownership and voting and dispositive power with Dane Andreeff. Information is based solely on the Schedule 13G/A filed with the Commission by Andreeff Equity Advisors, L.L.C. and Mr. Andreeff on February 14, 2008.

(5) Advisory Research, Inc. ("Advisory Research") is a registered investment advisor. Information is based solely on the Schedule 13G filed with the Commission by Advisory Research on February 14, 2008.

(6) Dimensional Fund Advisors LP ("DFA") is a registered investment advisor. Information is based solely on the Schedule 13G/A filed with the Commission by DFA on February 6, 2008.

(7) Includes 331,832 shares issuable upon exercise of certain options held by Mr. Stout and 9,393 Employee Stock Ownership Plan ("ESOP") shares allocated to Mr. Stout and held by the J. Alexander's Corporation Employee Stock Ownership Trust (the "Trust"), as to which Mr. Stout has sole voting power and shared dispositive power.

(8) Includes 98,450 shares issuable upon exercise of certain options held by Mr. Lewis and 7,478 ESOP shares allocated to Mr. Lewis and held by the Trust, as to which Mr. Lewis has sole voting power and shared dispositive power.

(9) Includes 16,000 shares issuable upon exercise of options held by Mr. Reed, 42,018 shares representing Mr. Reed's proportional interest in Solidus as of the Record Date and 600 shares held by a family trust of which Mr. Reed is trustee.

(10) Includes 46,000 shares issuable upon the exercise of certain options held by Mr. Moore and 5,069 ESOP shares allocated to Mr. Moore and held by the Trust, as to which Mr. Moore has sole voting power and shared dispositive power.

(11) Includes 7,000 shares issuable upon exercise of certain options held by Mr. Fritts.

(12) Includes 12,000 shares issuable upon exercise of certain options held by Ms. Rector.

(13) Includes 12,000 shares issuable upon exercise of certain options held by Mr. Steakley.

(14) Includes 589,282 shares issuable upon exercise of certain options held by the directors and executive officers and 25,293 ESOP shares allocated to the executive officers and held by the Trust, as to which such officers have sole voting power and shared dispositive power.

PROPOSAL NO. 1:
ELECTION OF DIRECTORS

Six directors are to be elected at the annual meeting for a term of one year and until their successors shall be elected and qualified. Election of directors requires a plurality of the votes cast in such election. It is intended that shares represented by the enclosed proxy will be voted FOR the election of the nominees named in the table set forth below unless a contrary choice is indicated. Each of the nominees, including each independent director, is presently a director of the Company and was nominated by the Board. Management believes that all of the nominees will be available and able to serve as directors, but if for any reason any should not be available or able to serve, it is intended that such shares will be voted for such substitute nominees as may be proposed by the Board of Directors of the Company. Certain information with respect to each of the nominees is set forth below.

BACKGROUND INFORMATION

E. Townes Duncan.......................... Mr. Duncan, 54, has been a director of the Company since May 1989. Mr. Duncan is the Chief Executive Officer of Solidus General Partner, LLC, the general partner of Solidus, a private investment firm. Mr. Duncan has been associated with Solidus or its predecessor since January 1997. Mr. Duncan is also a director of Bright Horizons Family Solutions, Inc., a childcare services company.

Garland G. Fritts............................ Mr. Fritts, 79, has been a director of the Company since December 1985. Since 1993, Mr. Fritts has been a consultant for Fry Consultants, Inc., a management consulting firm.

Brenda B. Rector .... Ms. Rector, 60, has been a director since May 2004. From October 1996 until March 2004, Ms. Rector was the Vice President, Controller and Chief Accounting Officer of Province Healthcare Company, an owner and operator of acute care hospitals in non-urban markets.

J. Bradbury Reed .... Mr. Reed, 68, has been a director since May 2000. Mr. Reed is an attorney associated with the law firm of Bass, Berry & Sims PLC and has served in various capacities with that firm since 1964. Bass, Berry & Sims PLC has served as the Company's outside general counsel since the Company's organization in 1971. In 2008, Mr. Reed was employed by Solidus to assist with its public securities investments, excluding its investment in the Company.

Joseph N. Steakley.......................... Mr. Steakley, 53, has been a director since May 2004. He has served as Senior Vice President – Internal Audit of HCA Inc., an owner and operator of hospitals, since July 1999. From November 1997 to July 1999, Mr. Steakley was Vice President – Internal Audit for HCA Inc.

Lonnie J. Stout II .... Mr. Stout, 61, has been a director and President and Chief Executive Officer of the Company since May 1986. Since July 1990, Mr. Stout has also served as Chairman of the Company. From 1982 to May 1984, Mr. Stout was a director of the Company, and served as Executive Vice President and Chief Financial Officer of the Company from October 1981 to May 1984.

CORPORATE GOVERNANCE

General

The Company believes that good corporate governance is important to ensure that J. Alexander's Corporation is managed for the long-term benefit of its shareholders. During the past year, the Company has continued to review its corporate governance policies and practices and to compare them to those suggested by various authorities on corporate governance and the practices of other public companies. The Company has also continued to review the provisions of the Sarbanes-Oxley Act of 2002, the new and proposed rules of the Commission and the listing standards of the American Stock Exchange ("AMEX").

The Company's Audit Committee charter can be accessed on the Company's website at www.jalexanders.com and is included as Appendix A hereto.

Director Independence

The Board has determined that each of the following directors and nominees will qualify as an "independent director" within the meaning of the AMEX listing standards.

E. Townes Duncan
Garland G. Fritts
Brenda B. Rector
J. Bradbury Reed
Joseph N. Steakley

Board Member Meetings and Attendance

The Company strongly encourages each member of the Board of Directors to attend the Annual Meeting of Shareholders. All of the Company's directors attended the 2007 Annual Meeting of Shareholders.

Each of the incumbent directors of the Company attended at least 75% of the aggregate of (i) the total number of meetings held during 2007 by the Board of Directors while he or she was a director and (ii) the total number of meetings held during 2007 by all committees of the Board while he or she was a member of such committees.

The Board of Directors of the Company held five meetings in 2007.

Board Committee Composition and Committee Functions

Committee/Current Members	Committee Functions
Audit Committee *Current Members* Mr. Steakley (Chair) Mr. Fritts Ms. Rector *Number of Meetings held in 2007*: eight	• Oversees the financial reporting process of the Company. • Oversees the audits of the financial statements of the Company. • Reviews areas of potential significant financial risk to the Company. • Reviews reports from management regarding the evaluation of the effectiveness of the Company's disclosure controls and procedures and the Company's internal control over financial reporting. • Has the sole authority to select, evaluate, replace and oversee the Company's independent registered public accounting firm. • Has the sole authority to approve non-audit and audit services to be performed by the independent registered public accounting firm. • Reviews and discusses with management and the independent registered public accounting firm the annual audited and quarterly un-audited financial statements and the Company's disclosures provided on Form 10-Q and Form 10-K. • Monitors the independence and performance of the independent registered public accounting firm. • Provides an avenue of communications among the independent registered public accounting firm, management and the Board of Directors. • Has the specific responsibilities and authority necessary to comply with the AMEX listing standards applicable to audit committees. • Is comprised solely of independent directors under the AMEX standards of independence. • Has two members (Mr. Steakley and Ms. Rector) each of whom is qualified as an "audit committee financial expert" within the meaning of Commission regulations and is "financially sophisticated" within the meaning of the AMEX listing standards.
Compensation/Stock Option Committee *Current Members:* Ms. Rector (Chair) Mr. Duncan Mr. Fritts Mr. Steakley *Number of Meetings held in 2007*: four	• Reviews the performance of Company officers and establishes overall executive compensation policies and programs. • Reviews and approves compensation elements such as base salary, bonus awards, stock option grants and other forms of long-term incentives for Company officers (no member of the committee may be a member of management or eligible for compensation other than as a director). • Reviews Board compensation. • Is comprised solely of independent directors under the AMEX standards of independence.

Nominating and Corporate Governance Matters

The Company's Board of Directors currently has no standing nominating committee, which the Board of Directors believes is appropriate, given the compact size of the Board. The Board of Directors, including each independent director, participates in the nomination process as described below.

Candidates for nomination to the Board of Directors, including those suggested by shareholders in compliance with the Company's charter, bylaws and applicable law, will be submitted to the Board of Directors with as much biographical information as is available and with a brief statement of the candidates' qualifications for Board membership.

While the Board of Directors may consider whatever factors it deems appropriate in its assessment of a candidate for board membership, candidates nominated to serve as directors will, at a minimum, in the judgment of the independent directors:

- be able to represent the interests of the Company and all of its shareholders and not be disposed by affiliation or interest to favor any individual, group or class of shareholders or other constituency;
- possess relevant background, skills and abilities, and characteristics that fulfill the needs of the Board at that time;
- possess the background and demonstrated ability to contribute to the Board's performance of its collective responsibilities, through senior executive management experience, relevant professional or academic distinction, and/or a record of relevant civic and community leadership;
- have the highest ethical character and share the core values of the Company as reflected in the Company's Code of Business Conduct and Ethics;
- have a reputation, both personal and professional, consistent with the image and reputation of the Company;
- have relevant expertise and experience, and be able to offer advice and guidance to the chief executive officer based on that expertise and experience; and
- have the ability and the willingness to devote the necessary time and energy to exercise sound business judgment.

The Board will preliminarily assess each candidate's qualifications and suitability. If it is the consensus of the independent directors that a candidate is likely to meet the criteria for Board membership, the Board will advise the candidate of the Board's preliminary interest and, if the candidate expresses sufficient interest will arrange interviews of the candidate with one or more members of the Board and request such additional information from the candidate as the Board deems appropriate. The independent directors will consider the candidate's qualifications, the assessment of the individual's background, skills and abilities, and whether such characteristics fulfill the needs of the Board at that time, confer and reach a collective assessment as to the qualifications and suitability of the candidate for Board membership.

If a majority of the independent directors determine that the candidate is suitable and meets the criteria for Board membership, the candidate will be invited to meet with senior management of the Company, both to allow the candidate to obtain further information about the Company and to give management a basis for input to the Board regarding the candidate. On the basis of its assessment, and taking into consideration input from senior management, the Board will formally consider whether to recommend the candidate's nomination for election to the Board of Directors. Approval by a majority of the independent directors will be required to recommend the candidate's nomination.

Compensation/Stock Option Committee Matters

The Compensation/Stock Option Committee acts on behalf of the Board of Directors to establish the compensation of executive officers of the Company and provides oversight of the Company's compensation philosophy. The Compensation/Stock Option Committee also acts as the oversight committee with respect to the Company's deferred compensation, stock and bonus plans covering executive officers and other senior management. In overseeing those plans, the Compensation/Stock Option Committee has the sole authority for administration and interpretation of the plans. The Compensation/Stock Option Committee has the authority to engage outside advisors to assist the Compensation/Stock Option Committee in the performance of its duties; however, the Compensation/Stock Option Committee may not delegate its authority to others.

The Committee was composed during 2007 of four non-employee directors of the Company who were each (i) independent as defined under the AMEX listing standards, (ii) a non-employee director for purposes of Section 16b-3 of the Securities Exchange Act of 1934, as amended, and (iii) an outside director for purposes of Section 162(m) of the Internal Revenue Code. The Committee has been given the responsibility to assist the Board of Directors in the discharge of its fiduciary duties with respect to the compensation of the executives and other employees of the Company, including the Named Officers, and the Company's retirement and other benefit plans. As part of the Committee's duties, the Committee, among other things, periodically reviews the Company's philosophy regarding executive compensation and reviews market data to assess the Company's competitive position with respect to the three main elements of the Company's compensation. The Committee reports to the Board of Directors on its activities.

Generally, the Committee reviews the performance and compensation of the Chief Executive Officer and, following discussions with him and other advisors, if appropriate, establishes his compensation level. For the remaining Named Officers, the Chief Executive Officer makes recommendations for salary and bonus levels to the Committee that are generally approved. With respect to equity compensation awards, the Committee typically grants options based upon the initial recommendation of the Chief Executive Officer, and with additional or different terms deemed appropriate by the Committee.

The Committee generally considers making equity awards periodically after the Committee has had an opportunity to review the Company's financial results for the prior fiscal year and consider the Company's expectations and projections for the current fiscal year. In some years, the Committee has granted awards at other times or has determined not to grant any awards to some executives, based on its conclusion that the awards then currently outstanding would serve to properly incentivize the executive officers.

The Board of Directors sets non-management directors' compensation at the recommendation of the Compensation/Stock Option Committee. See "Director Compensation."

Code of Business Conduct and Ethics

The Company's Board of Directors has adopted a Code of Business Conduct and Ethics applicable to the members of its Board of Directors and officers, including the Chief Executive Officer and Chief Financial Officer. The Company's Code of Business Conduct and Ethics may be accessed on its website at www.jalexanders.com or a copy requested by writing to the following address: J. Alexander's Corporation, 3401 West End Avenue, Suite 260, P.O. Box 24300, Nashville Tennessee 37202. The Company will make any legally required disclosures regarding amendments to, or waivers of, provisions of the Code of Business Conduct and Ethics on its website.

Communications with Members of the Board

Shareholders interested in communicating directly with members of the Company's Board of Directors may do so by writing to Board of Directors, c/o Corporate Secretary, J. Alexander's Corporation, 3401 West End Avenue, Suite 260, P.O. Box 24300, Nashville, Tennessee 37202.

EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

The following table sets forth certain summary information for the year indicated with respect to the compensation awarded to, earned by, or paid to the Company's Chief Executive Officer, Chief Financial Officer and the next highly compensated executive officer of the Company whose total annual compensation, exclusive of changes in pension value and nonqualified deferred compensation earnings, exceeded $100,000 (collectively, the "Named Officers").

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)(2)	Stock Awards ($)	Option Awards ($)(3)	Non-Equity Incentive Plan Compensation $(4)	All Other Compensation ($)(5)(6)	Total ($)
Lonnie J. Stout II Chairman, President, Chief Executive Officer and Director	2007 2006	364,250 351,900	0 0	0 0	132,100 0	0 123,165	146,772 172,812	643,122 647,877
R. Gregory Lewis Vice President, Chief Financial Officer and Secretary	2007 2006	189,850 177,600	0 0	0 0	16,705 0	0 53,280	63,199 53,767	269,754 284,647
J. Michael Moore Vice President, Human Resources and Administration	2007 2006	150,050 141,800	0 0	0 0	13,364 0	0 35,450	49,782 48,443	213,196 225,693

(1) Amounts shown are not reduced to reflect the Named Officers' contributions to the Company's 401(k) plan. Amounts shown are amounts actually paid to the Named Officer during the year.

(2) Cash bonuses paid to each Named Officer with respect to the 2006 and 2007 fiscal years are reflected under "Non-Equity Incentive Plan Compensation."

(3) Represents amount of expense recognized for financial statement reporting purposes with respect to the indicated fiscal year in accordance with Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" (SFAS 123R). For purposes of this calculation, the estimate of forfeitures related to service-based vesting conditions has been disregarded.

(4) Amounts shown represent amounts earned in 2006 and 2007 and paid under the Company's Cash Incentive Performance Program.

(5) Amounts shown reflect the value to each of the Named Officers of: the expense recognized by the Company relating to the vested benefit under their Salary Continuation Agreement, imputed interest in the Company's Stock Loan Program, contributions allocated by the Company pursuant to the 401(k) plan and the Employee Stock Ownership Plan, an auto allowance, reimbursements for certain auto-related expenses, the Company's payment of employee medical insurance contributions, payments received under a supplemental medical reimbursement insurance plan, payments of supplemental disability insurance premiums, tax preparation and planning services and certain other modest benefits.

(6) The following table details for each Named Officer the expense recognized by the Company over the last two fiscal years relating to the vested Salary Continuation Agreement benefit.

Name	Expense Recognized Relating to the Vested Benefit Under the Salary Continuation Agreement ($)
Lonnie J. Stout II	119,880 (2007) 135,821 (2006)
R. Gregory Lewis	39,851 (2007) 26,220 (2006)
J. Michael Moore	23,156 (2007) 19,520 (2006)

NARRATIVE DISCLOSURE TO SUMMARY COMPENSATION TABLE

Compensation Philosophy. The Company's executive compensation program is administered by the Compensation/Stock Option Committee (the "Committee") and compensates management through a combination of base salary, annual incentives and long-term incentives. The goal of the executive compensation program is to attract and retain talent through a mix of short-term and long-term incentives that reward outstanding Company and individual performance and the creation of stockholder value. Base salaries are designed to reward the executive officers' contributions to the success of the Company. The Company's incentive compensation, which has historically taken the form of cash bonuses and stock options, is designed to reward both short-term and long-term strategic management and align a portion of the incentives of management with the long-term interest of stockholders.

Base Salary. After consideration of a review of the Chief Executive Officer's recommendations regarding base salaries for the other Named Officers and statistics on inflation rates, the Committee established base salaries for each of the Named Officers for 2007 as set forth in the Summary Compensation Table under the heading "Salary." These base salaries reflect moderate increases in the base salaries of each of Messrs. Stout, Lewis and Moore from 2006.

Cash Bonuses. Part of the Company's compensation philosophy is to incentivize its executive officers using cash bonuses that are tied primarily to Company goals. The Committee has indicated that it approves the payment of annual cash bonuses, if earned, because the Committee believes they reward executives for achieving the shorter-term goals of the Company.

All executive officers participate in the Company's Cash Incentive Performance Program (the "CIPP") under which they are eligible to receive a cash bonus based on performance targets in accordance with the Amended and Restated 2004 Equity Incentive Plan. The amount of the cash bonus is a percentage of the officer's annual base salary. Each participant in the CIPP is assigned an annual award target expressed as a percentage of the participant's base salary. This annual award target is generally determined based on the ability he has to influence profitability, meet the Company's stated objectives of operational excellence and ensure the integrity of the Company's financial statements and reputation of the Company in the business community. In addition, the Committee has the authority to modify the annual award target based on its assessment of the individual's performance.

In order to be eligible for an annual award, the participant must exhibit compliance with the Company's policies and procedures, be committed to the Company's mission and value standards, and uphold the Company's code of conduct at all times. If the Committee determines that any participant has not met these standards during the fiscal year, such participant may not be eligible for an incentive award.

The CIPP is designed to provide 100% of a participant's annual award target for achieving targeted performance, 50% of a participant's annual award target for achieving a minimum acceptable (threshold) level of performance, and up to a maximum of 200% of a participant's annual award target for achieving maximum performance, but subject to a maximum payment of 100% of base salary. Payouts between the threshold and maximum amounts are calculated by the Committee following its consideration of guidelines provided by management. However, the Committee at its sole discretion may use its own interpolations. No payments will be made for performance below the threshold level, and no payments will be made in excess of 100% of a participant's base salary. The bonus performance targets for 2006 and 2007 were calculated based on the Company achieving specified levels of earnings before net interest expense, income taxes, depreciation, amortization, pre-opening expense and stock-based compensation expense for the year (the "Adjusted EBITDA").

Because the Company's performance for 2006 exceeded the performance target, the Named Officers were awarded the cash bonuses reflected on the Summary Compensation Table under the heading "Non-Equity Incentive Plan Compensation," which represented the full bonus for target performance. However, the Named Officers were not awarded any cash bonuses for 2007 because the Company's performance was below the threshold level.

Equity-Based Incentive Compensation. The Company has historically awarded non-qualified or incentive stock options to its executive officers under stockholder-approved plans on a periodic basis. The Committee has indicated that it awards stock options because it believes that stock options closely align employees' interests with those of other stockholders because when the price of the Company's stock increases from the price on the date of grant, the employee realizes value commensurate with increases to stockholder value generally.

Stock options generally are granted to all officers and other key employees, have a ten-year term and an exercise price equal to or greater than the closing market price of the shares on the date of grant. The number of options granted is based on the consideration of market data for comparable positions in both general and the restaurant industries and is also based on the Committee's conclusions on the sufficiency of the Company's cash compensation and other benefits available to officers. Because the Committee has indicated that it believes a larger portion of more senior executives' compensation should be tied to the Company's performance, a larger number of options are granted to the more senior executive officers, decreasing incrementally based on position. No stock options were awarded to the Named Officers in 2006. In 2007, the Company made two grants of stock options to Mr. Stout. The Committee approved a grant of 50,000 options at an exercise price of $13.09 per share, the market price of the Company's stock on the grant date. The Committee also approved a grant of 175,000 options at an exercise price of $15.00 per share. Additionally the Committee approved grants of 25,000 and 20,000 options at an exercise price of $13.09 per share (the market prices of the Company's stock on the date of grant) to Messrs. Lewis and Moore, respectively. All of the options granted to the Named Officers in 2007 vest ratably over four years and have a seven-year term rather than a ten-year term.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END TABLE

The following table summarizes the number of outstanding equity awards held by each of the Named Officers as of December 30, 2007.

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Lonnie J. Stout II	45,582 180,000 40,000 10,000	N/A	50,000 175,000	2.75 3.94 9.50 8.22 13.09 15.00	9/30/08 11/08/09 12/21/15 12/21/15 05/15/14 05/15/14	N/A	N/A	N/A	N/A
R. Gregory Lewis	42,200 10,000 10,000 30,000	N/A	25,000	2.75 2.25 9.50 8.22 13.09	09/30/08 02/08/11 12/21/15 12/21/15 05/15/14	N/A	N/A	N/A	N/A
J. Michael Moore	6,000 5,000 10,000 20,000	N/A	20,000	2.25 4.25 9.50 8.22 13.09	02/08/11 07/22/13 12/21/15 12/21/15 05/15/14	N/A	N/A	N/A	N/A

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Information about the Company's equity compensation plans at December 30, 2007 was as follows:

	Number of Securities To be Issued upon Exercise of Outstanding Options, Warrants And Rights	Weighted Average Exercise Price of Outstanding Options Warrants and Rights	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (1)
Equity compensation plans approved by security holders	1,067,132	$8.18	227,716
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total	1,067,132	$8.18	227,716

(1) Includes 152,169 shares of Common Stock available to be issued under the Company's Amended and Restated 2004 Equity Incentive Plan and 75,547 shares available to be issued under the Company's Employee Stock Purchase Plan.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE-IN-CONTROL

Overview

The Company does not have traditional employment agreements with executive officers. The Company has two types of agreements that impact the potential payments upon termination: a) the Severance Benefit Agreements and b) the Salary Continuation Agreements. All of the Named Officers have individual Salary Continuation Agreements with the Company. In addition, Mr. Stout and Mr. Lewis are each parties to individual Severance Benefits Agreements that provide cash payments in a lump sum of eighteen months' salary. The amounts described below assume that terminations occurred as of December 30, 2007.

The Salary Continuation Agreements, which may be updated or replaced by new agreements from time to time, generally provide for a retirement benefit of 50% of the employee's salary on the date of entering the agreement. The retirement benefit is payable over 15 years commencing at age 65. The Salary Continuation Agreements also provide that in the event an employee dies while in the employ of the Company after entering into a Salary Continuation Agreement but before retirement, his or her beneficiaries will receive specified benefit payments for a period of ten years, or until such time as the employee would have attained age 65, whichever period is longer. In addition, as an alternative to payments on death or retirement at age 65, the Salary Continuation Agreements provide scheduled vested benefits which are payable to the employee in a lump sum upon termination of service with the Company for any reason other than death or retirement at age 65. These amounts are $1,053,015 for Mr. Stout, $342,340 for Mr. Lewis and $114,188 for Mr. Moore. Directors of the Company who are not also executive officers or employees are not parties to a Salary Continuation Agreement.

The annual benefits payable upon retirement at age 65 for each of Mr. Stout, Mr. Lewis and Mr. Moore are currently $175,950, $94,925 and $75,025, respectively.

In addition to the payments below, Named Officers are due upon any termination:

- accrued but unpaid base salary through the date of termination,
- accrued but unpaid vacation pay,
- unreimbursed employment related expenses, and
- any other benefits owed to the executive under the Company's employee benefit plans or policies or applicable law.

The following is a description of the additional benefits payable upon termination under various circumstances.

Payments Made Upon Termination of a Named Officer by the Company for Cause

Under the Salary Continuation Agreements, each Named Officer would be due a lump sum severance benefit payable upon the first day of the seventh month following termination of employment. These amounts are $1,053,015 for Mr. Stout, $342,340 for Mr. Lewis, and $114,188 for Mr. Moore. The amount of the payments does not vary based on the cause of termination.

Under the Severance Benefit Agreements, Mr. Stout and Mr. Lewis would not be entitled to additional severance benefits if either were terminated for "cause." Under the Severance Benefit Agreements, the Company will have "cause" only if termination was the result of an act or acts of dishonesty by the Named Officer constituting a felony and resulting in or intended to result in substantial gain or personal enrichment at the expense of the Company.

Payments Made Upon Termination of Named Officer By the Company Without Cause

Under the Salary Continuation Agreements, each Named Officer would be due a lump sum severance benefit payable upon the first day of the seventh month following termination of employment. These amounts are $1,053,015 for Mr. Stout, $342,340 for Mr. Lewis and $114,188 for Mr. Moore.

In addition, pursuant to the Severance Benefit Agreements, Mr. Stout and Mr. Lewis would receive lump sum payments of $546,375 and $284,775, respectively, representing 18 months' salary.

Payments Made Upon Resignation of Named Officer for Good Reason

Under the Salary Continuation Agreements, each Named Officer would be due a lump sum severance benefit payable upon the first day of the seventh month following termination of employment. These amounts are $1,053,015 for Mr. Stout, $342,340 for Mr. Lewis and $114,188 for Mr. Moore.

Additionally, pursuant to the Severance Benefit Agreements, Mr. Stout and Mr. Lewis would receive lump sum payments of $546,375 and $284,775, respectively, representing 18 months of their salaries. Under the Severance Benefit Agreements, Mr. Lewis or Mr. Stout has "good reason" to terminate his employment if his present job responsibilities change or there is a decrease in his compensation or some other economic loss.

Payments Made Upon Resignation of Named Officer Without Good Reason

Under the Salary Continuation Agreements, each Named Officer would be due a lump sum severance benefit payable upon the first day of the seventh month following termination of employment. These amounts are $1,053,015 for Mr. Stout, $342,340 for Mr. Lewis, and $114,188 for Mr. Moore.

No payments would be made under the Severance Benefits Agreements.

Payments Made Upon Death of a Named Officer

The Salary Continuation Agreements provide that in the event a Named Officer dies while in the employ of the Company after entering into a Salary Continuation Agreement but before retirement, his or her beneficiaries will receive specified annual benefit payments for a period of ten years or until such time as the employee would have attained age 65, whichever period is longer. The annual salary benefits for the first full year following the death of Mr. Stout, Mr. Lewis, or Mr. Moore are $351,900, $189,850 and $150,050, respectively. The annual benefits after the first year for the beneficiaries of Mr. Stout, Mr. Lewis and Mr. Moore are $175,950, $94,925 and $75,025, respectively.

Payments Made Upon Disability of a Named Officer

Under the Salary Continuation Agreements, each Named Officer would be due a lump sum severance benefit payable upon the first day of the seventh month following termination of employment because of disability. These amounts are $1,053,015 for Mr. Stout, $342,340 for Mr. Lewis and $114,188 for Mr. Moore.

Payments Made Upon Retirement of a Named Officer

The Salary Continuation Agreements generally provide for a retirement benefit of 50% of the employee's salary on the date of entering into the agreement. No benefit would have been payable to any of the Named Officers in connection with the retirement feature of the agreements if termination occurred on December 30, 2007, as none of the officers had reached age 65. The retirement benefit is payable over 15 years commencing in the seventh month following retirement on or after the date on which the employee attains age 65. The annual benefits payable upon retirement at age 65 for each of Mr. Stout, Mr. Lewis and Mr. Moore are currently $175,950, $94,925 and $75,025, respectively.

Payments Made Upon a Change in Control

No additional payments will be made upon a change of control based on current benefit arrangements.

DIRECTOR COMPENSATION

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)	Option Awards ($)(2)	Total ($)
E. Townes Duncan	28,500	0	4,605	33,105
Garland G. Fritts	40,500	0	4,605	45,105
Brenda B. Rector	40,500	0	4,605	45,105
J. Bradbury Reed	22,500	0	4,605	27,105
Joseph N. Steakley	40,500	0	4,605	45,105

(1) As described below in the narrative, amounts represent cash payments made for a $1,250 monthly retainer fee paid to each non-employee director plus a $1,500 fee for each Board or Committee meeting that a non-employee director attends.

(2) Represents the portion of the total value of option awards to non-employee directors recognized as expense during 2007 for financial accounting purposes under SFAS 123R. The grant date fair value for options granted in 2007 was $4,910 for each non-employee director.

The above table reflects fees paid in cash in 2007 and the portion of the total value of option awards to non-employee directors recognized as expense during 2007 for financial accounting purposes under SFAS 123R. Currently each director who is not an employee of the Company receives a monthly fee of $1,250 plus a fee of $1,500 for each attended meeting of the Board or any Committee of which he or she is a member. These levels of compensation are applicable to 2007 and 2008.

Each director who is not also an employee of the Company is eligible for grants of non-qualified stock options under the Amended and Restated 2004 Equity Incentive Plan. Generally, directors who are not employees of the Company have been awarded options to purchase 10,000 shares of Common Stock upon joining the Board and options to purchase 1,000 shares of Common Stock for each succeeding year of service, with the exercise price equal to the fair market value of the Common Stock on the date of grant. Pursuant to the terms of the Amended and Restated 2004 Equity Incentive Plan, no non-employee director is eligible for a grant of incentive stock options under the Plan.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

It is the practice of the Company that the terms and conditions of any related party transaction are subject to the review and approval of the Audit Committee.

E. Townes Duncan, a director of the Company, is the chief executive officer of Solidus General Partner, LLC which is the general partner of Solidus, the Company's largest shareholder. Pursuant to a Stock Purchase and Standstill Agreement Agreement between Solidus, LLC (a predecessor to Solidus) and the Company dated March 22, 1999, Solidus purchased 1,086,266 shares of Common Stock for $3.75 per share, for an aggregate purchase price of $4,073,497.50 and agreed to certain restrictions on its ownership for seven years, including restrictions on its ability to sell Common Stock or hold more than 33% of the Common Stock. Solidus also agreed it would not exercise rights attributable to the 1,086,266 shares of Common Stock purchased on March 22, 1999, during the Company's rights offering in 1999.

The Stock Purchase and Standstill Agreement was scheduled to expire on March 22, 2006. The Company and Solidus Company (also a predecessor to Solidus) entered into an Amended and Restated Standstill Agreement dated July 31, 2005 ("Standstill Agreement") that replaces the former Stock Purchase and Standstill Agreement. In the Standstill Agreement, the former restrictions were continued and Solidus agreed that (i) Solidus and its affiliates would not acquire or hold more than 33% of the Company's Common Stock; (ii) Solidus and its affiliates would not solicit proxies for a vote of the shareholders of the Company; (iii) Solidus, any successor investment partnerships and owners of Solidus receiving distributions of shares of Common Stock, would not sell the Company's Common Stock, except to the Company, a person, entity or group approved by the Company or to an affiliate of Solidus, or as otherwise noted below; and (iv) the above restrictions on ownership and ability to solicit proxies would terminate in the event of certain tender offers or exchange offers, a notice filing with the Department of Justice relating to the acquisition by a third party of more than 15% of the outstanding Common Stock or with the Commission relating to the acquisition by a third party of more than 10% of the outstanding Common Stock, the Company's proposing or approving a merger or other business combination, or a change to a majority of the Company's Board of Directors over a two-year period.

The restrictions will be extended quarterly or annually up to December, 2009, at the election of the Company, as long as the Company on a quarterly basis, declares and pays beginning before January 15, 2006, minimum cash dividends on its Common Stock, payable to all shareholders of the Company, of at least $0.025 per share per quarter or, at its election, on an annual basis pays aggregate dividends of $0.10 per share per twelve-month period. The minimum dividend payable to effect an extension of the restrictions will be adjusted proportionately in the event of a stock split or stock dividend or certain other corporate transactions. On January 15, 2008, the Company paid a cash dividend of $0.10 per share to all shareholders of the Company which was sufficient to extend the Standstill Agreement restrictions until January 15, 2009.

In addition, the Company agreed, beginning December 1, 2006, to allow Solidus and an affiliated partnership to sell, free of restrictions in the Standstill Agreement, up to 106,000 shares of Common Stock each year, and, if all such shares are not sold by November 30 of the following year, Solidus may sell those shares during the remaining term of the Standstill Agreement. The Standstill Agreement also extended a 2003 arrangement whereby the Company authorized Solidus to pledge the Common Stock of the Company owned by it as collateral security for the payment and performance of Solidus' obligations under a credit agreement with a bank. In the event that Solidus defaults on its obligations to the bank, and such default results in the need to liquidate the related collateral, the bank is required to give the Company written notice of the number of shares it intends to sell and the price at which such shares are to be sold. The Company has the exclusive right within the first 30 days subsequent to receipt of such written notice to purchase all or any portion of the shares subject to sale and, should the Company decline to purchase any of the applicable shares, the bank may sell such shares over the ensuing 50 days on terms no more favorable than the terms stated in the written notice referred to above.

The Standstill Agreement was unanimously approved on behalf of the Company by the Audit Committee of the Board of Directors, which is composed of three members, all of whom are independent directors for purposes of considering a conflict of interest transaction under Tennessee corporate law and approving the transaction on behalf of the Board of Directors.

Mr. Reed is an attorney associated with the law firm of Bass, Berry & Sims PLC and has served in various capacities with that firm since 1964. Bass, Berry & Sims PLC has served as the Company's outside general counsel since the Company's organization in 1971. In 2008, Mr. Reed was employed by Solidus to assist with its public securities investments, excluding its investment in the Company.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company's executive officers and directors, and persons who own more than 10% of a registered class of the Company's equity securities, to file reports of ownership and changes in ownership with the Commission and AMEX. Executive officers, directors and greater than 10% shareholders are required by regulation of the Commission to furnish the Company with copies of all Section 16(a) forms they file.

Based solely on a review of the Forms 3, 4 and 5 and amendments thereto and certain written representations furnished to the Company, the Company believes that during the fiscal year ended December 30, 2007, its executive officers and directors complied with all applicable filing requirements.

RELATIONSHIP WITH INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

KPMG LLP ("KPMG") has been appointed to serve as the Company's independent registered public accounting firm for fiscal 2008 and served as the Company's independent registered public accounting firm for the year ended December 30, 2007.

The Company has been informed that representatives of KPMG plan to attend the Annual Meeting. Such representatives will have the opportunity to make a statement if they desire to do so and will be available to respond to shareholders' questions.

Audit Fees. The aggregate fees billed to the Company by KPMG during 2007 for professional services rendered for the audit of the Company's annual financial statements, for the reviews of the financial statements included in the quarterly reports on Form 10-Q and services that are normally provided by the independent registered public accounting firm in connection with statutory and regulatory filings totaled $200,000. The aggregate fees billed to the Company by KPMG during 2006 for professional services rendered for the audit of the Company's annual financial statements, for the reviews of the financial statements included in the quarterly reports on Form 10-Q and services that are normally provided by the independent registered public accounting firm in connection with statutory and regulatory filings totaled $162,500.

Audit-Related Fees. KPMG billed $4,150 in connection with the review of the Company's Form S-8 which was filed with the SEC in May of 2007.

Tax Fees. None.

All Other Fees. None.

All audit-related services, tax services and other services for 2006 and 2007 were pre-approved by the Audit Committee, except for fees approved in advance by the Audit Committee chair and disclosed to and ratified by the Audit Committee pursuant to the Committee's pre-approval policy for non-audit services. The Audit Committee concluded that the provision of such services by KPMG was compatible with the maintenance of such firm's independence in the conduct of its auditing function.

AUDIT COMMITTEE REPORT

The Audit Committee of the Board of Directors is comprised of three non-employee directors and operates under a written charter. The Restated Audit Committee Charter is posted on the Company's website at www.jalexanders.com. The Audit Committee is comprised of Joseph N. Steakley (Chairman), Brenda B. Rector and Garland G. Fritts, each of whom is independent under the rules of the American Stock Exchange and applicable Securities and Exchange Commission regulations. The Board of Directors has determined that each of Joseph N. Steakley and Brenda B. Rector is an "audit committee financial expert" as defined by the Securities and Exchange Commission, and that each of them is "independent" as that term is used in item 7(d)(3)(iv) of Schedule 14A of the Securities Exchange Act. During 2007, the Audit Committee met eight times.

The primary purpose of the Audit Committee is to assist the Board of Directors in fulfilling its responsibility to oversee (i) the integrity of the financial statements of the Company, (ii) the Company's compliance with legal and regulatory requirements, (iii) the independent registered public accounting firm's qualifications and independence, and (iv) the performance of the Company's independent registered public accounting firm. The Audit Committee is directly responsible for the appointment, compensation and oversight of the work of the independent registered public accounting firm. The independent registered public accounting firm reports directly to the Audit Committee. Management has the primary responsibility for the financial statements and the reporting process, including internal control over financial reporting. The Company's independent registered public accounting firm is responsible for planning and carrying out proper annual audits and quarterly reviews of the Company's financial statements in accordance with standards established by the Public Company Accounting Oversight Board (United States) and expressing an opinion on the conformity of the Company's audited financial statements with U.S. generally accepted accounting principles.

In the performance of its oversight function, the Audit Committee has reviewed and discussed the audited financial statements with management and the independent registered public accounting firm. The Audit Committee has discussed with the independent registered public accounting firm the matters required to be discussed by Statement on Auditing Standards No. 61 (Communication with Audit Committees), as amended by Statement on Auditing Standards No. 90 (Audit Committee Communications). In addition, the Audit Committee has received from the independent registered public accounting firm the written disclosures required by Independence Standards Board No. 1 (Independence Discussions with Audit Committees) and discussed with them its independence from the Company and its management. The Audit Committee has considered whether the independent registered public accounting firm's provision of non-audit services to the Company is compatible with the independent registered public accounting firm's independence.

The Audit Committee discussed with the Company's independent registered public accounting firm the overall scope and plans for its audit. The Audit Committee meets with the independent registered public accounting firm, with and without management present, to discuss the results of its audit and the evaluations of the Company's internal control over financial reporting.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 30, 2007, for filing with the Securities and Exchange Commission.

Respectfully submitted,
Joseph N. Steakley (Chair)
Garland G. Fritts
Brenda B. Rector

The foregoing report of the Audit Committee shall not be deemed incorporated by reference by any general statement incorporating by reference the Proxy Statement into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent that the Company specifically incorporates this information by reference, and shall not otherwise be deemed filed under such acts.

DEADLINE FOR SUBMISSION OF SHAREHOLDER PROPOSALS TO BE PRESENTED AT THE 2009 ANNUAL MEETING OF SHAREHOLDERS

Any proposal intended to be presented for action at the 2009 Annual Meeting of Shareholders by any shareholder of the Company must be received by the Secretary of the Company not later than December 12, 2008, in order for such proposal to be considered for inclusion in the Company's Proxy Statement and proxy relating to its 2009 Annual Meeting of Shareholders. Nothing in this paragraph shall be deemed to require the Company to include any shareholder proposal that does not meet all the Commission's requirements for inclusion in effect at the time.

For other shareholder proposals to be timely (but not considered for inclusion in the Company's Proxy Statement), a shareholder's notice must be received by the Secretary of the Company not less than 75 days nor more than 90 days prior to April 11, 2009. For proposals that are not timely filed, the Company retains discretion to vote proxies it receives. For proposals that are timely filed, the Company retains discretion to vote proxies it receives provided (1) it includes in the Proxy Statement advice on the nature of the proposal and how the Company intends to exercise its voting discretion and (2) the proponent does not issue a proxy statement.

METHOD OF COUNTING VOTES

Unless a contrary choice is indicated, all duly executed proxies will be voted in accordance with the instructions set forth on the proxy card. A broker non-vote occurs when a broker holding shares registered in street name is permitted to vote, in the broker's discretion, on routine matters without receiving instructions from the client, but is not permitted to vote without instructions on non-routine matters, and the broker returns a proxy card with no vote (the "non-vote") on the non-routine matter. Under the rules and regulations of the primary trading markets applicable to most brokers, the election of directors is a routine matter on which a broker has the discretion to vote if instructions are not received from the client in a timely manner. Abstentions and broker non-votes will be counted as present for purposes of determining the existence of a quorum. Directors will be elected by a plurality of the votes cast in the election by the holders of the Common Stock represented and entitled to vote at the Annual Meeting. Abstentions and broker non-votes will not be counted as votes for or against any director nominee. Any other matters that may properly come before the meeting or any adjournment thereof shall be approved by the affirmative vote of a majority of the votes cast by holders of Common Stock represented and entitled to vote at the Annual Meeting, and abstentions and non-votes will have no effect on the outcome of the vote.

MISCELLANEOUS

In certain instances, one copy of the Company's Annual Report or Proxy Statement may be delivered to two or more shareholders who share an address. The Company will deliver promptly upon written or oral request a separate copy of the Annual Report or Proxy Statement, to a shareholder at a shared address to which a single copy of the documents was delivered. Conversely, shareholders sharing an address who are receiving multiple copies of Annual Reports or Proxy Statements may request delivery of a single copy.

Requests should be addressed to:

R. Gregory Lewis
Secretary
J. Alexander's Corporation
3401 West End Avenue, Suite 260
P. O. Box 24300
Nashville, Tennessee 37202
(615) 269-1900

A copy of the Company's Annual Report is being mailed to shareholders concurrently with the mailing of this Proxy Statement. It is important that proxies be returned promptly to avoid unnecessary expense. Therefore, shareholders who do not expect to attend in person are urged, regardless of the number of shares of stock owned, to date, sign and return the enclosed proxy promptly or follow the instructions on the proxy card to vote by telephone or the Internet.

A COPY OF THE COMPANY'S ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 30, 2007 MAY BE OBTAINED, WITHOUT CHARGE, BY ANY SHAREHOLDER TO WHOM THIS PROXY STATEMENT IS SENT, UPON WRITTEN REQUEST TO R. GREGORY LEWIS, SECRETARY, J. ALEXANDER'S CORPORATION, P.O. BOX 24300, NASHVILLE, TENNESSEE 37202.

Date: April 11, 2008

Page Intentionally Left Blank

Appendix A

J. Alexander's Corporation
Restated Audit Committee Charter

Organization

This charter governs the operations of the audit committee (the "committee") of J. Alexander's Corporation (the "Company"). The committee shall review and reassess the charter at least annually and obtain the approval of the board of directors for any changes. The committee shall be appointed by the board of directors (the "Board") and shall be comprised of at least three directors, and the committee's members will meet the independence, experience and other requirements of the American Stock Exchange ("AMEX"), Section 10A(m)(3) of the Securities Exchange Act of 1934 (the "Exchange Act") and rules and regulations of the Securities and Exchange Commission ("SEC Rules").

The Board will appoint annually the members of the committee and shall seek the Board's determination as to whether the committee has an "audit committee financial expert" as defined by SEC Rules and whether such expert is "independent" from management as defined in Schedule 14A of the SEC Rules. Each member shall be able to read and understand fundamental financial statements, including the Company's balance sheet, income statement and cash flow statement. Additionally, at least one member must have accounting or related financial management expertise as determined by the Board in its business judgment.

Meetings And Procedures

The committee shall meet as often as it determines, but not less frequently than quarterly. The committee may request any officer or employee of the Company or the Company's outside counsel or independent auditor, or any other persons whose presence the committee believes to be necessary or appropriate, to attend a meeting of the committee or to meet with any members of, or advisors to, the committee.

The committee may retain any independent counsel, experts or advisors (accounting, financial or otherwise) that the committee believes to be necessary or appropriate. The committee may also utilize the services of the Company's regular counsel or other advisors to the Company. The Company shall provide for appropriate funding, as determined by the committee, for payment of compensation to the independent auditor for the purpose of rendering or issuing an audit report, or performing other audit, review or attest services for the Company; compensation to any advisors employed by the committee; and ordinary administrative expenses of the committee that are necessary or appropriate in carrying out its duties.

In discharging its duties and responsibilities, the committee is authorized to investigate any matter within the scope of its duties and responsibilities or as otherwise delegated by the Board, with full access to all books, records and personnel of the Company.

Statement of Policy

The audit committee shall provide assistance to the board of directors in fulfilling their oversight responsibility to the shareholders, potential shareholders, the investment community, and others relating to the Company's financial statements and the financial reporting process, the systems of internal accounting and financial controls, the annual independent audit of the Company's financial statements, and the legal compliance and ethics programs as established by management and the board. In so doing, it is the responsibility of the committee to maintain free and open communication between the committee, its independent auditor, and management of the Company.

Responsibilities and Processes

The primary responsibility of the committee is to oversee the financial reporting process of the Company and the audits of the financial statements of the Company. Management is responsible for preparing the Company's financial statements, and the independent auditor is responsible for auditing those financial statements. The committee recognizes that the Company's financial management, as well as the independent auditor, have more knowledge and more detailed information regarding the Company and its financial reports than do committee members; consequently, in carrying out its duties and responsibilities, the committee, including any person designated as the audit committee financial expert, is not providing any expert or special assurance as to accuracy or completeness of the Company's financial statements or any professional certification as to the independent auditor's work, and is not conducting an audit or investigation of the financial statements nor determining that the financial statements are true and complete or have been prepared in accordance with generally accepted accounting principles ("GAAP") and SEC Rules. Furthermore, the committee in carrying out its responsibilities believes its policies and procedures should remain flexible, in order to best react to changing conditions and circumstances. The committee should take the appropriate actions to set the overall corporate "tone" for quality financial reporting, sound business risk practices, and ethical behavior. In addition, the committee shall make regular reports to the Board and shall prepare the report required by the SEC Rules to be included in the Company's annual proxy statement.

The following shall be the principal recurring processes of the committee in carrying out its oversight responsibilities. The processes are set forth as a guide with the understanding that the committee may supplement them as appropriate.

- The committee shall have the sole authority to appoint or replace the independent auditor. The committee shall be directly responsible for the compensation and oversight of the work of the independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work or performing other audit, review or attest services for the Company. The independent auditor shall report directly to the committee.

- The committee shall pre-approve all auditing services and permitted non-audit services (including the fees and terms thereof) to be performed for the Company by its independent auditor, subject to the de minimus exceptions for non-audit services in accordance with Section 10A(i)(1)(B) of the Exchange Act which are approved by the committee prior to the completion of the audit. Approval by the committee of a non-audit service shall be disclosed in the reports filed by the Company with the SEC or otherwise as required by law and SEC Rules. Committee pre-approval of audit and non-audit services will not be required if the engagement for the services is entered into pursuant to pre-approval policies and procedures established by the committee regarding the Company's engagement of the independent auditor, provided the policies and procedures are detailed as to the particular services, the committee is informed of each service provided and such policies and procedures do not include delegation of the committee's responsibilities under the Exchange Act to the Company's management. The committee may delegate to one or more designated committee members the authority to grant pre-approvals of audit and permitted non-audit services, provided that any decisions to pre-approve shall be presented to the full committee at its next scheduled meeting.

- The committee shall discuss with the independent auditor the overall scope and plans for its audits, including the adequacy of staffing and compensation. Also, the committee shall discuss with management and the independent auditor the adequacy and effectiveness of the accounting and financial controls and the Company's major financial risk exposures (including the Company's system to monitor and manage such exposures), and its policies with respect to risk assessment and risk management, including business risk, and legal and ethical compliance programs. Further, the committee shall meet with the independent auditor, with and without management present, to discuss the results of its examinations.

- The committee shall review and discuss with management and the independent auditor the annual audited and quarterly unaudited financial statements, and the Company's disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations" provided on Form 10-Q and Form 10-K. The review and discussion of the financial statements and the matters covered in the independent auditor's report, if applicable, shall occur prior to the public release of such financial statements and the review and discussion of the related disclosure, including the "Management's Discussion and Analysis of Financial Condition and Results of Operations", shall occur prior to the filing of the Form 10-Q or Form 10-K. The committee shall review and discuss with management and the independent auditor material related party transactions as defined in the Statement of Financial Accounting Standards No. 57 and other accounting and regulatory pronouncements. The committee also shall review and discuss with the independent auditor the matters required to be discussed by Statement of Auditing Standards No. 61, as may be modified or supplemented. Based on such review and discussion, and based on the disclosures received from, and discussions with, the independent auditor regarding its independence as provided for below, the committee shall consider whether to recommend to the Board that the audited financial statements be included in the Company's Annual Report on Form 10-K.

- The committee shall review and discuss with the independent auditor prior to the filing of the Annual Report on Form 10-K the report that such auditor is required to make to the committee regarding: (A) all accounting policies and practices to be used that the independent auditor identifies as critical; (B) all alternative treatments within GAAP for policies and practices related to material items that have been discussed among management and the independent auditor, including the ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditor; and (C) all other material written communications between the independent auditor and management of the Company, such as any management letter, management representation letter, reports on observations and recommendations on internal controls, independent auditor's engagement letter, independent auditor's independence letter and schedule of unadjusted audit differences, if any.

- The committee shall discuss with management and the independent auditor: (A) major issues regarding accounting principles and financial statement presentations, including any significant changes in the Company's selection or application of accounting principles, any major issues as to the adequacy of the Company's internal controls and any special steps adopted in light of material control deficiencies; and (B) analyses prepared by management and/or the independent auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the Company's financial statements. The committee shall discuss with management and the independent auditor the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on the Company's financial statements.

- The committee shall discuss earnings press releases, including the use of "pro forma" or "adjusted" non-GAAP information. The committee shall also discuss generally the financial information and earnings guidance which has been or will be provided to analysts and rating agencies.

- The committee shall regularly review with the independent auditor any difficulties the independent auditor encountered during the course of the audit work, including any restrictions on the scope of activities or access to requested information or any significant disagreements with management and management's responses to such matters. In this connection, among the items that the committee may review with the independent auditor are: (A) any unadjusted audit differences; (B) any communications between the audit team and the independent auditor's national office respecting auditing or accounting issues presented by the engagement; and (C) any "management" or "internal control" letter issued or proposed to be issued by the independent auditor to the Company.

- The committee shall:

  - evaluate the independent auditor's qualifications, performance and independence, including the review and evaluation of the lead partner of the audit engagement team, taking into account the opinions of management and present its conclusions to the Board;

  - ensure the rotation of the lead audit partner of the independent auditor and audit engagement team partners as required by SEC Rules and consider whether there should be regular rotation of the audit firm itself;

  - receive from the independent auditor annually a formal written statement delineating all relationships between the independent auditor and the Company consistent with Independence Standards Board Standard No. 1, as may be modified or supplemented by such other standards as may be set by law or regulation or the AMEX Company Guide or the Public Company Accounting Oversight Board;

  - discuss with the independent auditor in an active dialogue any such disclosed relationships or services and their impact on the independent auditor's objectivity and independence and present to the Board its conclusion with respect to the independence of the independent auditor;

  - obtain and review, at least annually, a report by the independent auditor describing the auditing firm's internal quality control procedures and any material issues raised by its most recent internal quality control review or peer review, or by any inquiry or investigation by governmental or professional authority, within the preceding five years, respecting one or more independent audits carried out by the auditing firm and any steps taken to deal with any such issues; and

  - establish hiring policies regarding employees and former employees of the Company's independent auditor.

- The committee shall establish procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls, or auditing matters and for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

- The committee shall receive reports from the principal executive or financial officers of the Company regarding their evaluation of the effectiveness of the Company's disclosure controls and procedures and the Company's internal control over financial reporting; regarding all significant deficiencies in the design or operation of internal control over financial reporting which could adversely affect the Company's ability to record, process, summarize or report financial data and whether they have identified for the independent auditor any material weakness in internal controls; regarding any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal control over financial reporting; and regarding whether there were significant changes in internal control over financial reporting or in other factors that could significantly affect internal control over financial reporting subsequent to the date of their evaluation, including corrective actions with regard to significant deficiencies or material weaknesses.

map of j. alexander's locations ∨


◆ Operating Locations
● Location Under Development

OPERATING LOCATIONS

ALABAMA
- Birmingham

COLORADO
- Denver

FLORIDA
- Boca Raton
- Ft. Lauderdale
- Palm Beach Gardens
- Plantation
- Tampa

GEORGIA
- Atlanta - Dunwoody
- Atlanta - Peachtree Corners

ILLINOIS
- Chicago
- Northbrook
- Oak Brook

KANSAS
- Overland Park

KENTUCKY
- Louisville

LOUISIANA
- Baton Rouge

MICHIGAN
- Livonia
- Troy
- West Bloomfield

OHIO
- Cincinnati
- Cleveland
- Columbus
- Dayton
- Toledo

TENNESSEE
- Chattanooga
- Franklin
- Memphis
- Nashville - West End
- Nashville - White Bridge Road

TEXAS
- Houston
- San Antonio

UNDER DEVELOPMENT

ARIZONA
- Scottsdale

FLORIDA
- Jacksonville
- Orlando

END